
09046791

082-03172

DBS

September 26, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

dlw 8/20

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,894,838	4,125,901,344.60	Before Exercise:	14,480,072
						Add New Option(s)	0
			Add Exercise:	1,000	10,400.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,895,838	4,125,911,744.60	After Exercise:	14,479,072

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 26 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Wong Siew Lien	25/09/2008	1,000	10.4000	10,400.0000	00025999	10,400.00	2003Feb
		Total	**1,000**	**Total**	**10,400.0000**	**Total**	**10,400.00**	



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	26/09/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520895838**	**66595810**	**0**
Amount of Issued Share Capital :	**4125911744.60**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4125911744.60**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	26/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002999715A

Transaction No.	Company Registration No.	Company Name
C080357270	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002999715A

Date/Time : 26/09/2008 13:04

Transaction No : C080357270

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,386.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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September 30, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,895,838	4,125,911,744.60	Before Exercise:	14,479,072
						Add New Option(s)	0
			Add Exercise:	4,000	41,600.00	Less Exercise:	4,000
						Less Lapsed Option(s)	3,100
			After Exercise:	1,520,899,838	4,125,953,344.60	After Exercise:	14,471,972

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 30 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Cheok Eu Ming Jennifer	29/09/2008	4,000	10.4000	41,600.0000	00032169	41,600.00	2003Feb
		Total	**4,000**	**Total**	**41,600.0000**	**Total**	**41,600.00**	



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	30/09/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520899838	66595810	0
Amount of Issued Share Capital :	4125953344.60	66595810	0
Amount of Paid-up Share Capital :	4125953344.60	66595810	0


bizFILE

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	30/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


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PAYMENTS

EP Ref No :

Receipt No. : ACR0000003003340A

Transaction No.	Company Registration No.	Company Name
C080361513	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003003340A

Date/Time : 30/09/2008 11:51

Transaction No : C080361513

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,376.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT



October 6, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,909,838	4,126,057,344.60	Before Exercise:	14,461,972
						Add New Option(s)	0
			Add Exercise:	1,000	14,730.00	Less Exercise:	1,000
						Less Lapsed Option(s)	10,000
			After Exercise:	1,520,910,838	4,126,072,074.60	After Exercise:	14,450,972

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature: [signature]

Date: 06 October 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Seow Siok Eng Mildred	03/10/2008	1,000	14.7300	14,730.0000	00027433	14,730.00	2002Mar
		Total	**1,000**	**Total**	**14,730.0000**	**Total**	**14,730.00**	



HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S1532787A / LINDA HOON SIEW KIN ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	06/10/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520910838**	**66595810**	**0**
Amount of Issued Share Capital :	**4126072074.60**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4126072074.60**	**66595810**	**0**




HOME

PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	06/10/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


bizFILE
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PAYMENTS

EP Ref No :

Receipt No. : ACR0000003008433A

Transaction No.	Company Registration No.	Company Name
C080367326	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003008433A

Date/Time : 06/10/2008 12:16

Transaction No : C080367326

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,286.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT



October 2, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **10,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,899,838	4,125,953,344.60	Before Exercise:	14,471,972
						Add New Option(s)	0
			Add Exercise:	10,000	104,000.00	Less Exercise:	10,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,909,838	4,126,057,344.60	After Exercise:	14,461,972

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 02 October 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Teck Long	30/09/2008	10,000	10.4000	104,000.0000	00026864	104,000.00	2003Feb
		Total	**10,000**	**Total**	**104,000.0000**	**Total**	**104,000.00**	





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S1532787A / LINDA HOON SIEW KIN ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	02/10/2008		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520909838**	**66595810**	**0**
Amount of Issued Share Capital :	**4126057344.60**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4126057344.60**	**66595810**	**0**





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	02/10/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000003005374A

Transaction No.	Company Registration No.	Company Name
C080363972	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003005374A

Date/Time : 02/10/2008 12:13

Transaction No : C080363972

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,326.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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26 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **11,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,548,387	8,249,348,747.38	Before Exercise:	16,632,956
						Add New Option(s)	0
			Add Exercise:	11,000	97,240.00	Less Exercise:	11,000
						Less Lapsed Option(s)	46,346
			After Exercise:	2,281,559,387	8,249,445,987.38	After Exercise:	16,575,610

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature:

Date: 26 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lee Kheng Leong	25/05/2009	1,000	8.8400	8,840.0000	00031120	8,840.00	A2003Feb
2	Low Elsie	25/05/2009	10,000	8.8400	88,400.0000	00026005	88,400.00	A2003Feb
		Total	**11,000**	**Total**	**97,240.0000**	**Total**	**97,240.00**	

II Allotment of ordinary shares each to rank pari passu in all respects with its present existing issued shares, in the number set out hereinabove in favour of the Central Depository (Pte) Limited ("CDP") as directed by the persons named in the exercise of options allotment list(s) attached, against such number and authority to issue the relevant share certificate(s) in the name of CDP under the share seal of the Company pursuant to the power vested by the Board of Directors of the Company in the Committee Member / Authorised Signatory signing hereunder.

For Official Use: **Approval for Allotment and Issue of above shares**

Checked and Verified by:		**Approved by:**	
By		**By**	
Name		**Name**	
Designation		**Designation**	
Date	26 May 2009	**Date**	26 May 2009

Page: 1

To : The Central Depository (Pte) Limited

26 May 2009

Security : DBS GROUP HOLDINGS LTD

Rank : Pari Passu with existing shares

Securities Code : ______________ (for CDP use only)

DBSH SHARE OPTION PLAN

Registrar : Tricor Barbinder Share Registration Services

No. of Certs/Quantity : ______________

Certificate No. : ______________

Securities Account No.	Name of Account Holder	Quantity	Particulars of Account Holder	
			NRIC/Passport No.	Nationality
1681-0064-0949	Lee Kheng Leong	1,000	S0239112J	Singaporean
1681-0050-9302	Low Elsie	10,000	S0111325I	Singaporean
	Total	11,000		

Acknowledgement

Number of Certificate Delivered :

Certificate No. :

Total Quantity :

Delivery By : Tricor Barbinder Share Registration Services

Received By CDP : ______________________ ______________________

Name/Initial Date/Time

FOR CDP'S OFFICIAL USE ONLY

Credited By	:	______________________ Name/Initial	______________________ Date/Time
Approved By	:	______________________ Name/Initial	______________________ Date/Time
Shares to be deposited with Bank	:	______________________ Name/Initial	______________________ Date/Time
Shares Withheld (if any)	:	______________________	
Shares Released (if any)	:	______________________	


Sir
Int

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	◉ Yes ○ No
Are the shares of the company listed on the stock/securities exchange ? *	◉ Yes ○ No

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has to be true to the best of my knowledge.



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Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	11000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	97240	
Amount of Paid Up Share Capital :	97240	
Date of Allotment : *	26/05/2009 (dd/mm/yyyy)	

To Add Details on Share Capital



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Integrity • Service •

CONTACT INFO FEEDBACK

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Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	11,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	97,240.00	0.00	0.0
Amount of Paid Up Share Capital :	97,240.00	0.00	0.0
Date of Allotment : *	26/05/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,559,387	99,893,715
Amount of Issued Share Capital :	8,249,445,987.38	247,070,455.10
Amount of Paid Up Share Capital :	8,249,445,987.38	247,070,455.10

Declaration

I, **YVONNE LEE SIEW WAN, Professional body/service bureau,** declare the information wh herein to be true and to the best of my knowledge.

Dated on :26/05/2009

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Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	26/05/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable u transaction-related matters.)*

Contact No. :	68788841
Email Address :	YVONNELEESW@DBS.COM

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PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Yvonne Lee Siew Wan | Logout

Terms

Transaction Details

Transaction No. :	C090172172
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003250409A
Payment Date :	26/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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PRIVACY TERMS OF USE



21 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Secretariat
(65) 6878 5912

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **20,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,528,387	8,249,171,947.38	Before Exercise:	16,587,905
						Add New Option(s)	0
			Add Exercise:	20,000	176,800.00	Less Exercise:	20,000
						Less Lapsed Option(s)	0
			After Exercise:	2,281,548,387	8,249,348,747.38	After Exercise:	16,632,956

*** Outstanding balance After Exercise adjusted to include 65,051 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 21 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Mahesh Pranlal Rupawalla	20/05/2009	20,000	8.8400	176,800.0000	00033324	176,800.00	A2003Feb
		Total	**20,000**	**Total**	**176,800.0000**	**Total**	**176,800.00**	


Singapore
Integrity • Se

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Mak**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted he to the best of my knowledge.

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Singapore
Integrity • Se

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Mak**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	20000		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	176800		
Amount of Paid Up Share Capital :	176800		
Date of Allotment : *	21/05/2009 (dd/mm/yyyy)		

To Add Details on Share Capital [Add]

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Singapore Governmer
Integrity • Service • Excellenc

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	20,000	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	176,800.00	0.00	0.00
Amount of Paid Up Share Capital :	176,800.00	0.00	0.00
Date of Allotment : *	21/05/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,548,387	99,893,715
Amount of Issued Share Capital :	8,249,348,747.38	247,070,455.10
Amount of Paid Up Share Capital :	8,249,348,747.38	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been submit be true and to the best of my knowledge.

Dated on :21/05/2009

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PRIVACY TERMS OF USE


Singapore
Integrity • Se

CONTACT INFO FEE

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Sze Ying | Logout

Terms and Condi

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	21/05/2009

Payment Option

(●) Deposit Account Service
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contact transaction-related matters.)*

Contact No. :	68785912
Email Address :	ERICIATAN@DBS.COM

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PRIVACY TERMS OF USE COF


Singapore
Integrity • Se

Transaction Details

Transaction No. :	C090166907
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003245841A
Payment Date :	21/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



18 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **107** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,526,280	8,249,153,321.50	Before Exercise:	16,668,043
						Add New Option(s)	0
			Add Exercise:	107	945.88	Less Exercise:	107
						Less Lapsed Option(s)	12,980
			After Exercise:	2,281,526,387	8,249,154,267.38	After Exercise:	16,654,956

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Group Secretary

Date: 18 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Soh Soon Ghee	15/05/2009	107	8.8400	945.8800	00025601	945.88	A2003Feb
		Total	**107**	**Total**	**945.8800**	**Total**	**945.88**	


Singapor
Integrity

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ✓ ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ✓ ( ) No

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been s to be true to the best of my knowledge.

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Singapor
Integrity

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Ma**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Othe
Number of Shares :	107		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	945.88		
Amount of Paid Up Share Capital :	945.88		
Date of Allotment : *	18/05/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 
Add


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Reset

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Singapore Governme
Integrity • Service • Excellen

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	107	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	945.88	0.00	0.00
Amount of Paid Up Share Capital :	945.88	0.00	0.00
Date of Allotment : *	18/05/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,526,387	99,893,715
Amount of Issued Share Capital :	8,249,154,267.38	247,070,455.10
Amount of Paid Up Share Capital :	8,249,154,267.38	247,070,455.10

Declaration

I, **YVONNE LEE SIEW WAN, Professional body/service bureau,** declare the information which has herein to be true and to the best of my knowledge.

Dated on :18/05/2009

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Singapor
Integrity • S

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	18/05/2009

Payment Option

(•) Deposit Account Service

030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contac transaction-related matters.)*

Contact No. :	68788841
Email Address :	YVONNELEESW@DBS.COM

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Singapor
Integrity

Transaction Details

Transaction No. :	C090161799
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003241292A
Payment Date :	18/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


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19 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Secretariat
(65) 6878 5912

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,526,387	8,249,154,267.38	Before Exercise:	16,654,956
						Add New Option(s)	0
			Add Exercise:	2,000	17,680.00	Less Exercise:	2,000
						Less Lapsed Option(s)	65,051
			After Exercise:	2,281,528,387	8,249,171,947.38	After Exercise:	16,587,905

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 19 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Soh Soon Ghee	18/05/2009	2,000	8.8400	17,680.0000	00025601	17,680.00	A2003Feb
		Total	**2,000**	**Total**	**17,680.0000**	**Total**	**17,680.00**	


Singapore
Integrity • Se

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Mak**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (•) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (•) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted he
to the best of my knowledge.

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Singapore
Integrity • Se

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Mak**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Other
Number of Shares :	2000		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	17680		
Amount of Paid Up Share Capital :	17680		
Date of Allotment : *	19/05/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add


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Singapore Governmer
Integrity • Service • Excellenc

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,000	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	17,680.00	0.00	0.00
Amount of Paid Up Share Capital :	17,680.00	0.00	0.00
Date of Allotment : *	19/05/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,528,387	99,893,715
Amount of Issued Share Capital :	8,249,171,947.38	247,070,455.10
Amount of Paid Up Share Capital :	8,249,171,947.38	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been submit be true and to the best of my knowledge.

Dated on :19/05/2009

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PRIVACY TERMS OF USE


Singapore
Integrity • Se

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	19/05/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contact transaction-related matters.)*

Contact No. :	68785912
Email Address :	ERICIATAN@DBS.COM

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Singapore
Integrity • Se

Transaction Details

Transaction No. :	C090163409
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003242738A
Payment Date :	19/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Pag

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15 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Secretariat
(65) 6878 5912

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,234** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,522,046	8,249,115,892.94	Before Exercise:	16,672,277
						Add New Option(s)	0
			Add Exercise:	4,234	37,428.56	Less Exercise:	4,234
						Less Lapsed Option(s)	0
			After Exercise:	2,281,526,280	8,249,153,321.50	After Exercise:	16,668,043

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature: [signature]

Date: 15 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Kok Soon	14/05/2009	4,234	8.8400	37,428.5600	00030163	37,428.56	A2003Feb
		Total	**4,234**	**Total**	**37,428.5600**	**Total**	**37,428.56**	


Singapore
Integrity • Se

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Mak**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted he to the best of my knowledge.

Back Reset

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Singapore
Integrity • Se

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Mak**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	4234		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37428.56		
Amount of Paid Up Share Capital :	37428.56		
Date of Allotment : *	15/05/2009 (dd/mm/yyyy)		

To Add Details on Share Capital Add

Back Reset

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Singapore Governmer
Integrity • Service • Excellenc

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	4,234	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37,428.56	0.00	0.00
Amount of Paid Up Share Capital :	37,428.56	0.00	0.00
Date of Allotment : *	15/05/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,526,280	99,893,715
Amount of Issued Share Capital :	8,249,153,321.50	247,070,455.10
Amount of Paid Up Share Capital :	8,249,153,321.50	247,070,455.10

Declaration

I, **TAN SZE YING, Professional body/service bureau,** declare the information which has been submit be true and to the best of my knowledge.

Dated on :15/05/2009



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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry.


Singapore
Integrity • Se

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	15/05/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact transaction-related matters.)*

Contact No. :	68785912
Email Address :	ERICIATAN@DBS.COM

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Singapore
Integrity • Se

Transaction Details

Transaction No. :	C090160797
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003240501A
Payment Date :	15/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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13 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **8,234** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,513,812	8,249,043,104.38	Before Exercise:	16,680,511
						Add New Option(s)	0
			Add Exercise:	8,234	72,788.56	Less Exercise:	8,234
						Less Lapsed Option(s)	0
			After Exercise:	2,281,522,046	8,249,115,892.94	After Exercise:	16,672,277

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature: [signature]

Date: 13 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Wong Lai Fun Peony	12/05/2009	8,234	8.8400	72,788.5600	00038620	72,788.56	A2003Feb
		Total	**8,234**	**Total**	**72,788.5600**	**Total**	**72,788.56**	


Singapore (
Integrity • Servi

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make P**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * — (•) Yes ✓ ( ) No

Are the shares of the company listed on the stock/securities exchange ? * — (•) Yes ✓ ( ) No

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been subm to be true to the best of my knowledge.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.s


Singapore (
Integrity • Servi

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes** **4. Make P**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Information

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	8234		
Price per Share :	8.84		
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	72788.56		
Amount of Paid Up Share Capital :	72788.56		
Date of Allotment : *	13/05/2009 (dd/mm/yyyy)		

To Add Details on Share Capital 



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.s


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,234	0	0
Price per Share :	8.84	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	72,788.56	0.00	0.00
Amount of Paid Up Share Capital :	72,788.56	0.00	0.00
Date of Allotment : *	13/05/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***(***
Number of Shares :	2,281,522,046	99,893,715	C
Amount of Issued Share Capital :	8,249,115,892.94	247,070,455.10	C
Amount of Paid Up Share Capital :	8,249,115,892.94	247,070,455.10	C

Declaration

I, **YVONNE LEE SIEW WAN, Professional body/service bureau,** declare the information which has beei herein to be true and to the best of my knowledge.

Dated on :13/05/2009



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PRIVACY TERMS OF USE


Singapore (
Integrity • Servi

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	13/05/2009

Payment Option

(•) Deposit Account Service
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact yo transaction-related matters.)*

Contact No. :	68788841
Email Address :	YVONNELEESW@DBS.COM

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Singapore (
Integrity • Serv

Transaction Details

Transaction No. :	C090156289
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003236378A
Payment Date :	13/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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11 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,499,520	8,248,916,763.10	Before Exercise:	16,694,803
						Add New Option(s)	0
			Add Exercise:	3,000	26,520.00	Less Exercise:	3,000
						Less Lapsed Option(s)	0
			After Exercise:	2,281,502,520	8,248,943,283.10	After Exercise:	16,691,803

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 11 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ong Bing Wah Ivy	08/05/2009	3,000	8.8400	26,520.0000	00040345	26,520.00	A2003Feb
		Total	**3,000**	**Total**	**26,520.0000**	**Total**	**26,520.00**	


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Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

Fields marked * must be completed.

Company Information

Registration No. : * 199901152m

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CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *
(•) Yes
( ) No

Are the shares of the company listed on the stock/securities exchange ? *
(•) Yes
( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which hε herein to be true to the best of my knowledge.


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Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (◉) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	3000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	26520	
Amount of Paid Up Share Capital :	26520	
Date of Allotment : *	11/05/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

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Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	Ordinary	Preference	Oth
Number of Shares :	3,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	26,520.00	0.00	0.0
Amount of Paid Up Share Capital :	26,520.00	0.00	0.0
Date of Allotment : *	11/05/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	Ordinary	Preference
Number of Shares :	2,281,502,520	99,893,715
Amount of Issued Share Capital :	8,248,943,283.10	247,070,455.10

Amount of Paid Up Share Capital : 8,248,943,283.10 / 247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :11/05/2009



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Home | About Bizfile | e-Services | e-Guides |

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Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	11/05/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PRIVACY TERMS OF USE


Sir
Inte

CON

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Term:

Transaction Details

Transaction No. :	C090153767
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003234165A
Payment Date :	11/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Page R

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PRIVACY TERMS OF USE



November 13, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **10,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,950,458	4,126,489,838.20	Before Exercise:	14,392,492
						Add New Option(s)	0
			Add Exercise:	10,000	104,000.00	Less Exercise:	10,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,960,458	4,126,593,838.20	After Exercise:	14,382,492

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature: [signature]

Date: 13 November 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Rajan Raju Kankipati	12/11/2008	10,000	10.4000	104,000.0000	00030056	104,000.00	2003Feb
		Total	**10,000**	**Total**	**104,000.0000**	**Total**	**104,000.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

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Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.

Back

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PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infon

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	10000	
Value per Share :	10.40	
Amount of Issued Capital :	104000	
Amount of Paid Up Capital :	104000	
Date of Allotment : *	13/11/2008 (dd/mm/yyyy)	

To Add Details on Share Capital 

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Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

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ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ✓ ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ✓ ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	10,000 ✓		
Value per Share :	10.40 ✓		
Amount of Issued Capital :	104,000.00 ✓		
Amount of Paid Up Capital :	104,000.00 ✓		
Date of Allotment : *	13/11/2008 ✓		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	1,520,960,512	66,595,808
Amount of Issued Capital :	4,126,593,838.20	66,595,810.00
Amount of Paid Up Capital :	4,126,593,838.20	66,595,810.00

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :13/11/2008



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CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	13/11/2008

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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Inte

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Term:

Transaction Details

Transaction No. :	C080415717
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003052295A
Payment Date :	13/11/2008
Total Amount (S$) :	10.00

Message

1. Payment FOR RETURN OF Allotment OF Shares has been completed successfully.
2. TO enquire THE status, you are required TO enter THE Registration NO. OR TRANSACTIOI
3. Please print this page FOR future reference.

 

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PRIVACY TERMS OF USE



8 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **21,895** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,477,625	8,248,723,211.30	Before Exercise:	16,716,698
						Add New Option(s)	0
			Add Exercise:	21,895	193,551.80	Less Exercise:	21,895
						Less Lapsed Option(s)	0
			After Exercise:	2,281,499,520	8,248,916,763.10	After Exercise:	16,694,803

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 08 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chandra	07/05/2009	1,895	8.8400	16,751.8000	00040311	16,751.80	A2003Feb
2	Mahesh Pranlal Rupawalla	07/05/2009	20,000	8.8400	176,800.0000	00033324	176,800.00	A2003Feb
		Total	**21,895**	**Total**	**193,551.8000**	**Total**	**193,551.80**	


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CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

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Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

Fields marked * must be completed.

Company Information

Registration No. : * 199901152m /

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PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ✓ ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ✓ ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.

Back

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PRIVACY TERMS OF USE


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	21895	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	193551.80	
Amount of Paid Up Share Capital :	193551.80	
Date of Allotment : *	08/05/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

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Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	21,895	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	193,551.80	0.00	0.0
Amount of Paid Up Share Capital :	193,551.80	0.00	0.0
Date of Allotment : *	08/05/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,499,520	99,893,715
Amount of Issued Share Capital :	8,248,916,763.10	247,070,455.10

Amount of Paid Up Share Capital : 8,248,916,763.10 / 247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :08/05/2009


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Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	08/05/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PRIVACY TERMS OF USE


Sir
Inte

CON

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Term:

Transaction Details

Transaction No. :	C090151451
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003232193A
Payment Date :	08/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


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12 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **11,292** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,502,520	8,248,943,283.10	Before Exercise:	16,691,803
						Add New Option(s)	0
			Add Exercise:	11,292	99,821.28	Less Exercise:	11,292
						Less Lapsed Option(s)	0
			After Exercise:	2,281,513,812	8,249,043,104.38	After Exercise:	16,680,511

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature:

Date: 12 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ong Yeu Leng	12/05/2009	11,292	8.8400	99,821.2800	00029058	99,821.28	A2003Feb
		Total	**11,292**	**Total**	**99,821.2800**	**Total**	**99,821.28**	


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Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

Fields marked * must be completed.

Company Information

Registration No. : * 199901152m

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PRIVACY TERMS OF USE


Sir
Inte

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Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which hε herein to be true to the best of my knowledge.

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PRIVACY TERMS OF USE


Sir
Inte

CON

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	11292	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	99821.28	
Amount of Paid Up Share Capital :	99821.28	
Date of Allotment : *	12/05/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

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Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

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ACRA Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	11,292	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	99,821.28	0.00	0.0
Amount of Paid Up Share Capital :	99,821.28	0.00	0.0
Date of Allotment : *	12/05/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,513,812	99,893,715
Amount of Issued Share Capital :	8,249,043,104.38	247,070,455.10

Amount of Paid Up Share Capital : 8,249,043,104.38 247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :12/05/2009


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Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	12/05/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PRIVACY TERMS OF USE


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Inte

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Home | **About Bizfile** | **e-Services** | **e-Guides** |

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Term:

Transaction Details

Transaction No. :	C090154632
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003234956A
Payment Date :	12/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.




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PRIVACY TERMS OF USE

SEC Mail Processing
Section

AUG 13 2009

Washington, DC
110



9 June 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lee Kheng Leong	08/06/2009	1,000	8.8400	8,840.0000	00031120	8,840.00	A2003Feb
		Total	**1,000**	**Total**	**8,840.0000**	**Total**	**8,840.00**	

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,575,149	8,249,591,623.85	Before Exercise:	16,352,931
						Add New Option(s)	0
			Add Exercise:	1,000	8,840.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	2,281,576,149	8,249,600,463.85	After Exercise:	16,412,865

*** Outstanding balance After Exercise adjusted to include 60,934 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Enclosure:

Authorised Signature:

Date: 09 June 2009


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

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Term:

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes**

Fields marked * must be completed.

Company Information

Registration No. : * 199901152m

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.

Back

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8840	
Amount of Paid Up Share Capital :	8840	
Date of Allotment : *	09/06/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v

step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,840.00	0.00	0.0
Amount of Paid Up Share Capital :	8,840.00	0.00	0.0
Date of Allotment : *	09/06/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,576,149	99,893,715
Amount of Issued Share Capital :	8,249,600,463.85	247,070,455.10

Amount of Paid Up Share Capital : 8,249,600,463.85 / 247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :09/06/2009

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Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

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Term

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	09/06/2009

Payment Option

(•) Deposit Account Service
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable u transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

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Term:

Transaction Details

Transaction No. :	C090192613
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003267918A
Payment Date :	09/06/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page   Print R

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY   TERMS OF USE



2 June 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,559,387	8,249,445,987.38	Before Exercise:	16,575,610
						Add New Option(s)	0
			Add Exercise:	1,000	8,840.00	Less Exercise:	1,000
						Less Lapsed Option(s)	206,917
			After Exercise:	2,281,560,387	8,249,454,827.38	After Exercise:	16,367,693

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 02 June 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Teh Siew Tin Gina	01/06/2009	1,000	8.8400	8,840.0000	00026344	8,840.00	A2003Feb
		Total	**1,000**	**Total**	**8,840.0000**	**Total**	**8,840.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

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Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * ◉ Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? * ◉ Yes ○ No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.

Back

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (•) In cash ( ) For consideration otherwise than in cash

Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8840	
Amount of Paid Up Share Capital :	8840	
Date of Allotment : *	02/06/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add


Back

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PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,840.00	0.00	0.0
Amount of Paid Up Share Capital :	8,840.00	0.00	0.0
Date of Allotment : *	02/06/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,560,387	99,893,715
Amount of Issued Share Capital :	8,249,454,827.38	247,070,455.10

Amount of Paid Up Share Capital : 8,249,454,827.38 247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :02/06/2009

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Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	02/06/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PRIVACY TERMS OF USE


Sir
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CON

Transaction Details

Transaction No. :	C090183104
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003259591A
Payment Date :	02/06/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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11 June 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,576,149	8,249,600,463.85	Before Exercise:	16,412,865
						Add New Option(s)	0
			Add Exercise:	1,000	8,840.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	2,281,577,149	8,249,609,303.85	After Exercise:	16,411,865

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 11 June 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Teh Siew Tin Gina	10/06/2009	1,000	8.8400	8,840.0000	00026344	8,840.00	A2003Feb
		Total	**1,000**	**Total**	**8,840.0000**	**Total**	**8,840.00**	


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Term

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

Fields marked * must be completed.

Company Information

Registration No. : * 199901152m

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PRIVACY TERMS OF USE


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Int

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Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.


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PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

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Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	1000	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8840	
Amount of Paid Up Share Capital :	8840	
Date of Allotment : *	11/06/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

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ACRA

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,000	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,840.00	0.00	0.0
Amount of Paid Up Share Capital :	8,840.00	0.00	0.0
Date of Allotment : *	11/06/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,577,149	99,893,715
Amount of Issued Share Capital :	8,249,609,303.85	247,070,455.10

Amount of Paid Up Share Capital : 8,249,609,303.85 / 247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :11/06/2009



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Inte

CON

Home | About Bizfile | e-Services | e-Guides |

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Terms

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	11/06/2009

Payment Option

(●) Deposit Account Service
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PRIVACY TERMS OF USE


Sir
Inte

CON

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Term:

Transaction Details

Transaction No. :	C090196456
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003271231A
Payment Date :	11/06/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print R

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PRIVACY TERMS OF USE



3 June 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **13,175** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,560,387	8,249,454,827.38	Before Exercise:	16,367,693
						Add New Option(s)	0
			Add Exercise:	13,175	116,467.00	Less Exercise:	13,175
						Less Lapsed Option(s)	0
			After Exercise:	2,281,573,562	8,249,571,294.38	After Exercise:	16,354,518

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 03 June 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lou Zhi Jian	02/06/2009	13,175	8.8400	116,467.0000	00040865	116,467.00	A2003Feb
		Total	**13,175**	**Total**	**116,467.0000**	**Total**	**116,467.00**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

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Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

Fields marked * must be completed.

Company Information

Registration No. : * 199901152m

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which hε herein to be true to the best of my knowledge.


Back

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PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(●) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	13175	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	116467	
Amount of Paid Up Share Capital :	116467	
Date of Allotment : *	03/06/2009 (dd/mm/yyyy)	

To Add Details on Share Capital [Add]

[Back]

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step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	13,175	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	116,467.00	0.00	0.0
Amount of Paid Up Share Capital :	116,467.00	0.00	0.0
Date of Allotment : *	03/06/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,573,562	99,893,715
Amount of Issued Share Capital :	8,249,571,294.38	247,070,455.10

Amount of Paid Up Share Capital : 8,249,571,294.38 247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :03/06/2009

Back Print Tl

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Sir
Inte

CON

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	03/06/2009

Payment Option

◉ Deposit Account Service
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable u: transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Sir
Inte

CON

Home | **About Bizfile** | **e-Services** | **e-Guides** |

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Term:

Transaction Details

Transaction No. :	C090184812
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003261113A
Payment Date :	03/06/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print R

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



8 June 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,587** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,573,562	8,249,571,294.38	Before Exercise:	16,354,518
						Add New Option(s)	0
			Add Exercise:	1,587	20,329.47	Less Exercise:	1,587
						Less Lapsed Option(s)	0
			After Exercise:	2,281,575,149	8,249,591,623.85	After Exercise:	16,352,931

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 08 June 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Koh Poh Chye	05/06/2009	1,587	12.8100	20,329.4700	00028357	20,329.47	A2005Mar
		Total	**1,587**	**Total**	**20,329.4700**	**Total**	**20,329.47**	


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Term

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

Fields marked * must be completed.

Company Information

Registration No. : * 199901152m

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v
step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Int

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? * (●) Yes ( ) No

Are the shares of the company listed on the stock/securities exchange ? * (●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.

Back

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Inforr

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	1587	
Price per Share :	12.81	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	20329.47	
Amount of Paid Up Share Capital :	20329.47	
Date of Allotment : *	08/06/2009 (dd/mm/yyyy)	

To Add Details on Share Capital Add

Back

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://v

step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at
http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Paym

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	1,587	0	0
Price per Share :	12.81	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	20,329.47	0.00	0.0
Amount of Paid Up Share Capital :	20,329.47	0.00	0.0
Date of Allotment : *	08/06/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,575,149	99,893,715
Amount of Issued Share Capital :	8,249,591,623.85	247,070,455.10

Amount of Paid Up Share Capital : 8,249,591,623.85 / 247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :08/06/2009

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Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	08/06/2009

Payment Option

◉ Deposit Account Service 
030429

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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Transaction Details

Transaction No. :	C090190969
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003266454A
Payment Date :	08/06/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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September 25, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **195,900** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,698,938	4,123,208,964.60	Before Exercise:	14,227,922
						Add New Option(s)	0
			Add Exercise:	195,900	2,692,380.00	Less Exercise:	195,900
						Less Lapsed Option (s)	0
			After Exercise:	1,520,894,838	4,125,901,344.60	After Exercise:	14,480,072

*** Outstanding balance After Exercise adjusted to include 448,050 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 25 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ho Chun Hung	24/09/2008	4,000	10.4000	41,600.0000	00026310	41,600.00	2003Feb
2	Ong Chui Lan Catherine	24/09/2008	9,500	14.7300	139,935.0000	00035998	139,935.00	2004Mar
3	Ong Chui Lan Catherine	24/09/2008	3,500	15.0700	52,745.0000	00035998	52,745.00	2005Mar
4	Wong Kwong Shing Frank	24/09/2008	100,000	14.7300	1,473,000.0000	00032730	1,473,000.00	2002Mar
5	Wong Kwong Shing Frank	24/09/2008	40,900	10.4000	425,360.0000	00032730	425,360.00	2003Feb
6	Wong Kwong Shing Frank	24/09/2008	38,000	14.7300	559,740.0000	00032730	559,740.00	2004Mar
		Total	**195,900**	**Total**	**2,692,380.0000**	**Total**	**2,692,380.00**	





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	25/09/2008		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520798938	66595810	0
Amount of Issued Share Capital :	4124681964.60	66595810	0
Amount of Paid-up Share Capital :	4124681964.60	66595810	0




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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	25/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002998603A

Transaction No.	Company Registration No.	Company Name
C080356094	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002998603A

Date/Time : 25/09/2008 16:30

Transaction No : C080356094

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,426.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	44900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	25/09/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520843838	66595810	0
Amount of Issued Share Capital :	4125148924.60	66595810	0
Amount of Paid-up Share Capital :	4125148924.60	66595810	0


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	25/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002999041A

Transaction No.	Company Registration No.	Company Name
C080356555	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002999041A

Transaction No : C080356555

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 25/09/2008 19:08

Print Back

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,416.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	47500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	25/09/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520891338**	**66595810**	**0**
Amount of Issued Share Capital :	**4125848599.60**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4125848599.60**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	25/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002999048A

Transaction No.	Company Registration No.	Company Name
C080356564	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002999048A

Transaction No : C080356564

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 25/09/2008 19:20

Print Back

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,406.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	25/09/2008		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,520,894,838**	**66595810**	**0**
Amount of Issued Share Capital :	**4,125,901,344.60**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,125,901,344.60**	**66595810**	**0**



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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	25/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002999055A

Transaction No.	Company Registration No.	Company Name
C080356572	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002999055A

Date/Time : 25/09/2008 19:27

Transaction No : C080356572

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Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,396.00

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September 23, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **7,560** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,691,378	4,123,108,690.60	Before Exercise:	14,235,482
						Add New Option(s)	0
			Add Exercise:	7,560	100,274.00	Less Exercise:	7,560
						Less Lapsed Option(s)	0
			After Exercise:	1,520,698,938	4,123,208,964.60	After Exercise:	14,227,922

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Jeannie Hui

Authorised Signature: [signature]

Designation: Vice President

Date: 23 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Khoo Siew Ping	22/09/2008	2,560	10.4000	26,624.0000	00030973	26,624.00	2003Feb
2	Khoo Siew Ping	22/09/2008	5,000	14.7300	73,650.0000	00030973	73,650.00	2004Mar
		Total	**7,560**	**Total**	**100,274.0000**	**Total**	**100,274.00**	



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2560		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	23/09/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520693938	66595810	0
Amount of Issued Share Capital :	4123135314.60	66595810	0
Amount of Paid-up Share Capital :	4123135314.60	66595810	0



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	23/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002995158A

Transaction No.	Company Registration No.	Company Name
C080352507	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002995158A

Date/Time : 23/09/2008 15:27

Transaction No : C080352507

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,446.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	23/09/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520698938	66595810	0
Amount of Issued Share Capital :	4123208964.60	66595810	0
Amount of Paid-up Share Capital :	4123208964.60	66595810	0


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	23/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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EP Ref No :

Receipt No. : ACR0000002995200A

Transaction No.	Company Registration No.	Company Name
C080352549	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002995200A

Date/Time : 23/09/2008 15:36

Transaction No : C080352549

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,436.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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September 18, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **10,480** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,680,898	4,122,983,053.00	Before Exercise:	14,245,962
						Add New Option(s)	0
			Add Exercise:	10,480	125,637.60	Less Exercise:	10,480
						Less Lapsed Option(s)	0
			After Exercise:	1,520,691,378	4,123,108,690.60	After Exercise:	14,235,482

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 18 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lau Siu Ki	17/09/2008	1,680	15.0700	25,317.6000	00030692	25,317.60	2005Mar
2	Ng Wai Ching	17/09/2008	2,000	12.2700	24,540.0000	00035956	24,540.00	2002Aug
3	Ng Wai Ching	17/09/2008	4,800	10.4000	49,920.0000	00035956	49,920.00	2003Feb
4	Ng Wai Ching	17/09/2008	2,000	12.9300	25,860.0000	00035956	25,860.00	2001Aug
		Total	**10,480**	**Total**	**125,637.6000**	**Total**	**125,637.60**	



LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.93		
unpaid :	0		
Date of Allotment:	18/09/2008		

Save | Delete | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520682898	66595810	0
Amount of Issued Share Capital :	4123008913	66595810	0
Amount of Paid-up Share Capital :	4123008913	66595810	0



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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	18/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002989945A

Transaction No.	Company Registration No.	Company Name
C080346981	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002989945A

Date/Time : 18/09/2008 11:11

Transaction No : C080346981

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,486.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	18/09/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520684898**	**66595810**	**0**
Amount of Issued Share Capital :	**4123033453**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4123033453**	**66595810**	**0**


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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	18/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002989966A

Transaction No.	Company Registration No.	Company Name
C080346998	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002989966A

Date/Time : 18/09/2008 11:17

Print Back

Transaction No : C080346998

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,476.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	18/09/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520689698	66595810	0
Amount of Issued Share Capital :	4123083373	66595810	0
Amount of Paid-up Share Capital :	4123083373	66595810	0




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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	18/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002989979A

Transaction No.	Company Registration No.	Company Name
C080347015	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002989979A

Date/Time : 18/09/2008 11:22

Transaction No : C080347015

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Print Back

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,466.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1680		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	18/09/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520691378**	**66595810**	**0**
Amount of Issued Share Capital :	**4123108690.60**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4123108690.60**	**66595810**	**0**




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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	18/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002989993A

Transaction No.	Company Registration No.	Company Name
C080347031	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002989993A

Transaction No : C080347031

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 18/09/2008 11:27

Print Back

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,456.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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November 12, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,300** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,945,158	4,126,434,718.20	Before Exercise:	14,416,552
						Add New Option(s)	0
			Add Exercise:	5,300	55,120.00	Less Exercise:	5,300
						Less Lapsed Option(s)	18,760
			After Exercise:	1,520,950,458	4,126,489,838.20	After Exercise:	14,392,492

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature:

Date: 12 November 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Koh Wai Lan Audrey	11/11/2008	3,000	10.4000	31,200.0000	00027573	31,200.00	2003Feb
2	Wee Aik Huat Vincent	11/11/2008	2,300	10.4000	23,920.0000	00026658	23,920.00	2003Feb
		Total	**5,300**	**Total**	**55,120.0000**	**Total**	**55,120.00**	


Sir
Inte

CON

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Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(•) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(•) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.

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PRIVACY TERMS OF USE


Sir
Inte

CON

Home | About Bizfile | e-Services | e-Guides |

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Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. : 199901152M

Company Name : DBS GROUP HOLDINGS LTD

Capital Information

Currency : * SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable : (●) In cash ( ) For consideration otherwise than in cash

Class of Shares : Ordinary Preference

Number of Shares : 5300

Value per Share : 10.40

Amount of Issued Capital : 55120

Amount of Paid Up Capital : 55120

Date of Allotment : * 12/11/2008 (dd/mm/yyyy)

To Add Details on Share Capital Add

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Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

Home | About Bizfile | e-Services | e-Guides |

ACRA

Welcome, Tan Siew Lei Florence | Logout

Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than	
Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	5,300		
Value per Share :	10.40		
Amount of Issued Capital :	55,120.00		
Amount of Paid Up Capital :	55,120.00		
Date of Allotment : *	13/11/2008		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)	
Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	1,520,950,400	66,595,808
Amount of Issued Capital :	4,126,489,838.20	66,595,810.00
Amount of Paid Up Capital :	4,126,489,838.20	66,595,810.00

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :13/11/2008



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Sir
Inte

CON

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Term:

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	13/11/2008

Payment Option

(●) Deposit Account Service 

030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable u: transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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Sir
Inte

CON

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Term

Transaction Details

Transaction No. :	C080415673
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003052254A
Payment Date :	13/11/2008
Total Amount (S$) :	10.00

Message

1. Payment FOR RETURN OF Allotment OF Shares has been completed successfully.
2. TO enquire THE status, you are required TO enter THE Registration NO. OR TRANSACTIOI
3. Please print this page FOR future reference.

 

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October 22, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **29,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,916,158	4,126,133,118.20	Before Exercise:	14,445,552
						Add New Option(s)	0
			Add Exercise:	29,000	301,600.00	Less Exercise:	29,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,945,158	4,126,434,718.20	After Exercise:	14,416,552

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Designation: Group Secretary

Authorised Signature: [signature]

Date: 22 October 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Fong Cheng Hong	21/10/2008	29,000	10.4000	301,600.0000	00035790	301,600.00	2003Feb
		Total	**29,000**	**Total**	**301,600.0000**	**Total**	**301,600.00**	



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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1532787A / LINDA HOON SIEW KIN
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 29000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 22/10/2008

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520945158	66595810	0
Amount of Issued Share Capital :	4126434718.20	66595810	0
Amount of Paid-up Share Capital :	4126434718.20	66595810	0



PAYMENTS



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	22/10/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000003028065A

Transaction No.	Company Registration No.	Company Name
C080388381	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003028065A

Date/Time : 22/10/2008 12:24

Transaction No : C080388381

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,681.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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October 15, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,914,158	4,126,112,318.20	Before Exercise:	14,447,652
						Add New Option(s)	0
			Add Exercise:	2,000	20,800.00	Less Exercise:	2,000
						Less Lapsed Option(s)	100
			After Exercise:	1,520,916,158	4,126,133,118.20	After Exercise:	14,445,552

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 15 October 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Sim Swee Hong	14/10/2008	2,000	10.4000	20,800.0000	00030437	20,800.00	2003Feb
		Total	**2,000**	**Total**	**20,800.0000**	**Total**	**20,800.00**	





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1532787A / LINDA HOON SIEW KIN
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	15/10/2008		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520916158**	**66595810**	**0**
Amount of Issued Share Capital :	**4126133118.20**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4126133118.20**	**66595810**	**0**



PAYMENTS



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	15/10/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.



PAYMENTS

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EP Ref No :

Receipt No. : ACR0000003020713A

Transaction No.	Company Registration No.	Company Name
C080380469	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003020713A

Date/Time : 15/10/2008 16:50

Transaction No : C080380469

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,776.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



October 10, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,320** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,911,838	4,126,082,474.60	Before Exercise:	14,449,972
						Add New Option(s)	0
			Add Exercise:	2,320	29,843.60	Less Exercise:	2,320
						Less Lapsed Option(s)	0
			After Exercise:	1,520,914,158	4,126,112,318.20	After Exercise:	14,447,652

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature: [signature]

Designation: Group Secretary

Date: 10 October 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Hung Mow Seng Thomas	09/10/2008	1,320	14.7300	19,443.6000	00028118	19,443.60	2004Mar
2	Lum Moe Tchun	09/10/2008	1,000	10.4000	10,400.0000	00027052	10,400.00	2003Feb
		Total	**2,320**	**Total**	**29,843.6000**	**Total**	**29,843.60**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1532787A / LINDA HOON SIEW KIN
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	10/10/2008		

Save | Delete | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520912838**	**66595810**	**0**
Amount of Issued Share Capital :	**4126092874.60**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4126092874.60**	**66595810**	**0**





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	10/10/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.



PAYMENTS

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EP Ref No :

Receipt No. : ACR0000003014942A

Transaction No.	Company Registration No.	Company Name
C080374175	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003014942A

Date/Time : 10/10/2008 12:20

Transaction No : C080374175

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,891.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...
(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1532787A / LINDA HOON SIEW KIN
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 1320

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 10/10/2008

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520914158**	**66595810**	**0**
Amount of Issued Share Capital :	**4126112318.20**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4126112318.20**	**66595810**	**0**




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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	10/10/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000003014952A

Transaction No.	Company Registration No.	Company Name
C080374185	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003014952A

Date/Time : 10/10/2008 12:23

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Transaction No : C080374185

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,881.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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October 7, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,910,838	4,126,072,074.60	Before Exercise:	14,450,972
						Add New Option(s)	0
			Add Exercise:	1,000	10,400.00	Less Exercise:	1,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,911,838	4,126,082,474.60	After Exercise:	14,449,972

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Linda Hoon

Authorised Signature:

Designation: Group Secretary

Date: 07 October 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Wong Siew Lien	06/10/2008	1,000	10.4000	10,400.0000	00025999	10,400.00	2003Feb
		Total	**1,000**	**Total**	**10,400.0000**	**Total**	**10,400.00**	



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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1532787A / LINDA HOON SIEW KIN
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	07/10/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520911838	66595810	0
Amount of Issued Share Capital :	4126082474.60	66595810	0
Amount of Paid-up Share Capital :	4126082474.60	66595810	0




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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	07/10/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PAYMENTS

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EP Ref No :

Receipt No. : ACR0000003009840A

Transaction No.	Company Registration No.	Company Name
C080368784	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003009840A

Date/Time : 07/10/2008 12:20

Transaction No : C080368784

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,276.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



June 10, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **25,500** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,134,698	4,115,094,414.63	Before Exercise:	15,317,012
						Add New Option(s)	0
			Add Exercise:	25,500	426,831.00	Less Exercise:	25,500
						Less Lapsed Option(s)	0
			After Exercise:	1,520,160,198	4,115,521,245.63	After Exercise:	15,291,512

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Heng Lee Cheng

Authorised Signature: [signature]

Designation: Group Secretary

Date: 10 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Fu-Yen Adrian	09/06/2008	2,100	14.7300	30,933.0000	00032706	30,933.00	2004Mar
2	Lim Fu-Yen Adrian	09/06/2008	1,400	15.0700	21,098.0000	00032706	21,098.00	2005Mar
3	Lim Fu-Yen Adrian	09/06/2008	20,000	17.7000	354,000.0000	00032706	354,000.00	2001Mar
4	Wee Aik Huat Vincent	09/06/2008	2,000	10.4000	20,800.0000	00026658	20,800.00	2003Feb
		Total	**25,500**	**Total**	**426,831.0000**	**Total**	**426,831.00**	



LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	10/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520154698**	**66595810**	**0**
Amount of Issued Share Capital :	**4115448414.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115448414.63**	**66595810**	**0**


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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	10/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002851303A

Transaction No.	Company Registration No.	Company Name
C080190303	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002851303A

Date/Time : 10/06/2008 10:24

Transaction No : C080190303

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	10/06/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520156698**	**66595810**	**0**
Amount of Issued Share Capital :	**4115469214.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115469214.63**	**66595810**	**0**





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	10/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002851317A

Transaction No.	Company Registration No.	Company Name
C080190317	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002851317A

Date/Time : 10/06/2008 10:29

Transaction No : C080190317

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,386.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2100

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 10/06/2008

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520158798**	**66595810**	**0**
Amount of Issued Share Capital :	**4115500147.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115500147.63**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	10/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002851401A

Transaction No.	Company Registration No.	Company Name
C080190398	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002851401A

Date/Time : 10/06/2008 10:54

Transaction No : C080190398

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,376.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	10/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520160198**	**66595810**	**0**
Amount of Issued Share Capital :	**4115521245.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115521245.63**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	10/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002851413A

Transaction No.	Company Registration No.	Company Name
C080190412	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002851413A

Date/Time : 10/06/2008 10:59

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Transaction No : C080190412

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,366.00

This is a computer-generated receipt. No signature is required.

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June 9, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **28,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,106,698	4,114,638,614.63	Before Exercise:	15,347,912
						Add New Option(s)	0
			Add Exercise:	28,000	455,800.00	Less Exercise:	28,000
						Less Lapsed Option(s)	400
			After Exercise:	1,520,134,698	4,115,094,414.63	After Exercise:	15,317,012

*** Outstanding balance After Exercise adjusted to include -2,500 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 09 June 2008

Enclosure:

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Kan Mew Cheng Wendy	06/06/2008	20,000	17.7000	354,000.0000	00025767	354,000.00	2001Mar
2	Ling Wai Tong	06/06/2008	2,000	10.4000	20,800.0000	00032524	20,800.00	2003Feb
3	Ling Wai Tong	06/06/2008	3,000	12.2700	36,810.0000	00032524	36,810.00	2002Aug
4	Tan Chee Keon	06/06/2008	3,000	14.7300	44,190.0000	00028993	44,190.00	2004Mar
		Total	**28,000**	**Total**	**455,800.0000**	**Total**	**455,800.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 20000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 09/06/2008

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520126698**	**66595810**	**0**
Amount of Issued Share Capital :	**4114992614.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4114992614.63**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	09/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002849859A

Transaction No.	Company Registration No.	Company Name
C080188838	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002849859A

Date/Time : 09/06/2008 11:39

Transaction No : C080188838

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,436.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	09/06/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520129698**	**66595810**	**0**
Amount of Issued Share Capital :	**4115029424.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115029424.63**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	09/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


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EP Ref No :

Receipt No. : ACR0000002849866A

Transaction No.	Company Registration No.	Company Name
C080188848	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002849866A

Date/Time : 09/06/2008 11:44

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Transaction No : C080188848

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,426.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	09/06/2008		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520131698**	**66595810**	**0**
Amount of Issued Share Capital :	**4115050224.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115050224.63**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	09/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002849880A

Transaction No.	Company Registration No.	Company Name
C080188867	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002849880A

Date/Time : 09/06/2008 11:50

Print | Back

Transaction No : C080188867

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,416.00

This is a computer-generated receipt. No signature is required.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 09/06/2008

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520134698	66595810	0
Amount of Issued Share Capital :	4115094414.63	66595810	0
Amount of Paid-up Share Capital :	4115094414.63	66595810	0





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	09/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002849891A

Transaction No.	Company Registration No.	Company Name
C080188883	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002849891A

Date/Time : 09/06/2008 11:53

Transaction No : C080188883

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,406.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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June 5, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **22,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,084,698	4,114,400,464.63	Before Exercise:	15,369,912
						Add New Option(s)	0
			Add Exercise:	22,000	238,150.00	Less Exercise:	22,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,106,698	4,114,638,614.63	After Exercise:	15,347,912

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 05 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Ma Yuen Lin Annie	04/06/2008	17,000	10.4000	176,800.0000	00030551	176,800.00	2003Feb
2	Ma Yuen Lin Annie	04/06/2008	5,000	12.2700	61,350.0000	00030551	61,350.00	2002Aug
		Total	**22,000**	**Total**	**238,150.0000**	**Total**	**238,150.00**	

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	05/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520089698**	**66595810**	**0**
Amount of Issued Share Capital :	**4114461814.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4114461814.63**	**66595810**	**0**



PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	05/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002846307A

Transaction No.	Company Registration No.	Company Name
C080184982	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002846307A

Date/Time : 05/06/2008 10:16

Print Back

Transaction No : C080184982

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,456.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	05/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520106698**	**66595810**	**0**
Amount of Issued Share Capital :	**4114638614.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4114638614.63**	**66595810**	**0**



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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	05/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002846321A

Transaction No.	Company Registration No.	Company Name
C080184995	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002846321A

Date/Time : 05/06/2008 10:19

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Transaction No : C080184995

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,446.00

This is a computer-generated receipt. No signature is required.

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June 30, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Yeong Ming Gary	27/06/2008	10,000	14.7300	147,300.0000	00030965	147,300.00	2002Mar
2	Tan Yeong Ming Gary	27/06/2008	1,400	15.0700	21,098.0000	00030965	21,098.00	2005Mar
		Total	**11,400**	**Total**	**168,398.0000**	**Total**	**168,398.00**	

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **11,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,303,408	4,117,431,481.23	Before Exercise:	15,110,102
						Add New Option(s)	0
			Add Exercise:	11,400	168,398.00	Less Exercise:	11,400
						Less Lapsed Option(s)	3,000
			After Exercise:	1,520,314,808	4,117,599,879.23	After Exercise:	15,095,702

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 30 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	30/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520313408**	**66595810**	**0**
Amount of Issued Share Capital :	**4117578781.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4117578781.23**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	30/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002881129A

Transaction No.	Company Registration No.	Company Name
C080223501	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002881129A

Date/Time : 30/06/2008 16:10

Transaction No : C080223501

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 411.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	30/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520314808**	**66595810**	**0**
Amount of Issued Share Capital :	**4117599879.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4117599879.23**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	30/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002881157A

Transaction No.	Company Registration No.	Company Name
C080223542	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002881157A

Date/Time : 30/06/2008 16:15

Transaction No : C080223542

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 401.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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June 27, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **84,380** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,219,028	4,116,348,819.63	Before Exercise:	15,207,682
						Add New Option(s)	0
			Add Exercise:	84,380	1,082,661.60	Less Exercise:	84,380
						Less Lapsed Option(s)	13,200
			After Exercise:	1,520,303,408	4,117,431,481.23	After Exercise:	15,110,102

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 27 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Leong Lai Oi Joan	26/06/2008	80	15.0700	1,205.6000	00028647	1,205.60	2005Mar
2	Leung Kin Hee	26/06/2008	40,000	12.9300	517,200.0000	00035014	517,200.00	2001Aug
3	Leung Kin Hee	26/06/2008	10,000	12.2700	122,700.0000	00035014	122,700.00	2002Aug
4	Leung Kin Hee	26/06/2008	15,100	10.4000	157,040.0000	00035014	157,040.00	2003Feb
5	Leung Kin Hee	26/06/2008	14,200	14.7300	209,166.0000	00035014	209,166.00	2004Mar
6	Leung Kin Hee	26/06/2008	5,000	15.0700	75,350.0000	00035014	75,350.00	2005Mar
		Total	**84,380**	**Total**	**1,082,661.6000**	**Total**	**1,082,661.60**	



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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.93		
unpaid :	0		
Date of Allotment:	27/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520259028**	**66595810**	**0**
Amount of Issued Share Capital :	**4116866019.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4116866019.63**	**66595810**	**0**





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	27/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002875536A

Transaction No.	Company Registration No.	Company Name
C080216303	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002875536A

Date/Time : 27/06/2008 09:59

Transaction No : C080216303

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,721.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	27/06/2008		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520269028	66595810	0
Amount of Issued Share Capital :	4116988719.63	66595810	0
Amount of Paid-up Share Capital :	4116988719.63	66595810	0


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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	27/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002875565A

Transaction No.	Company Registration No.	Company Name
C080216334	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002875565A

Date/Time : 27/06/2008 10:07

Transaction No : C080216334

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Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,711.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	27/06/2008		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520284128**	**66595810**	**0**
Amount of Issued Share Capital :	**4117145759.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4117145759.63**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	27/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002875616A

Transaction No.	Company Registration No.	Company Name
C080216382	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002875616A

Date/Time : 27/06/2008 10:15

Transaction No : C080216382

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,701.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	27/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520298328**	**66595810**	**0**
Amount of Issued Share Capital :	**4117354925.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4117354925.63**	**66595810**	**0**




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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	27/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002875650A

Transaction No.	Company Registration No.	Company Name
C080216423	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002875650A

Date/Time : 27/06/2008 10:22

Print Back

Transaction No : C080216423

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,691.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5080		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	27/06/2008		

Save | Delete | Reset | Back



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520303408**	**66595810**	**0**
Amount of Issued Share Capital :	**4117431481.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4117431481.23**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	27/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002875693A

Transaction No.	Company Registration No.	Company Name
C080216477	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002875693A

Date/Time : 27/06/2008 10:30

Print Back

Transaction No : C080216477

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,681.00

This is a computer-generated receipt. No signature is required.

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June 24, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **27,830** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,191,198	4,115,983,741.63	Before Exercise:	15,235,512
						Add New Option(s)	0
			Add Exercise:	27,830	365,078.00	Less Exercise:	27,830
						Less Lapsed Option(s)	0
			After Exercise:	1,520,219,028	4,116,348,819.63	After Exercise:	15,207,682

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Heng Lee Cheng

Designation: Group Secretary

Authorised Signature:

Date: 24 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chia Wen Lin	23/06/2008	5,000	14.7300	73,650.0000	00026849	73,650.00	2002Mar
2	Lau Jeng Seng David	23/06/2008	2,000	17.7000	35,400.0000	00031302	35,400.00	2001Mar
3	Tan Sai Tien	23/06/2008	3,800	15.0700	57,266.0000	00026435	57,266.00	2005Mar
4	Tan Sai Tien	23/06/2008	5,000	14.7300	73,650.0000	00026435	73,650.00	2004Mar
5	Tan Yeong Ming Gary	23/06/2008	12,030	10.4000	125,112.0000	00030965	125,112.00	2003Feb
		Total	**27,830**	**Total**	**365,078.0000**	**Total**	**365,078.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S26229831 / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	24/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520193198	66595810	0
Amount of Issued Share Capital :	4116019141.63	66595810	0
Amount of Paid-up Share Capital :	4116019141.63	66595810	0





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	24/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002869717A

Transaction No.	Company Registration No.	Company Name
C080209877	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002869717A

Date/Time : 24/06/2008 18:49

Transaction No : C080209877

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 786.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	24/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520198198**	**66595810**	**0**
Amount of Issued Share Capital :	**4116092791.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4116092791.63**	**66595810**	**0**


bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	24/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.







EP Ref No :

Receipt No. : ACR0000002869728A

Transaction No.	Company Registration No.	Company Name
C080209886	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002869728A

Date/Time : 24/06/2008 18:51

Transaction No : C080209886

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 776.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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3



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12030		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	24/06/2008		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520210228	66595810	0
Amount of Issued Share Capital :	4116217903.63	66595810	0
Amount of Paid-up Share Capital :	4116217903.63	66595810	0



PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	24/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002869732A

Transaction No.	Company Registration No.	Company Name
C080209889	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002869732A

Date/Time : 24/06/2008 18:54

Transaction No : C080209889

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 766.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	24/06/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520215228**	**66595810**	**0**
Amount of Issued Share Capital :	**4116291553.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4116291553.63**	**66595810**	**0**


bizFILE

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	24/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


bizFILE

PAYMENTS

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EP Ref No :

Receipt No. : ACR0000002869736A

Transaction No.	Company Registration No.	Company Name
C080209895	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002869736A

Date/Time : 24/06/2008 18:57

Transaction No : C080209895

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 756.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	24/06/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520219028	66595810	0
Amount of Issued Share Capital :	4116348819.63	66595810	0
Amount of Paid-up Share Capital :	4116348819.63	66595810	0





HOME

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	24/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002869741A

Transaction No.	Company Registration No.	Company Name
C080209900	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002869741A

Date/Time : 24/06/2008 19:00

Transaction No : C080209900

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 746.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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June 20, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,600** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,184,598	4,115,884,337.63	Before Exercise:	15,242,112
						Add New Option(s)	0
			Add Exercise:	6,600	99,404.00	Less Exercise:	6,600
						Less Lapsed Option(s)	0
			After Exercise:	1,520,191,198	4,115,983,741.63	After Exercise:	15,235,512

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Heng Lee Cheng

Authorised Signature: [signature]

Designation: Group Secretary

Date: 20 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lee Sock Kuen Monica	19/06/2008	3,000	15.3000	45,900.0000	00026443	45,900.00	1999Jul
2	Leung Pui Man Teresa	19/06/2008	2,200	14.7300	32,406.0000	00031211	32,406.00	2004Mar
3	Leung Pui Man Teresa	19/06/2008	1,400	15.0700	21,098.0000	00031211	21,098.00	2005Mar
		Total	**6,600**	**Total**	**99,404.0000**	**Total**	**99,404.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	20/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520187598**	**66595810**	**0**
Amount of Issued Share Capital :	**4115930237.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115930237.63**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	20/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002865501A

Transaction No.	Company Registration No.	Company Name
C080205161	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002865501A

Transaction No : C080205161

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 20/06/2008 10:21

Print Back

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 986.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2200

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 20/06/2008

Save Delete Reset Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520189798**	**66595810**	**0**
Amount of Issued Share Capital :	**4115962643.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115962643.63**	**66595810**	**0**


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PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	20/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002865526A

Transaction No.	Company Registration No.	Company Name
C080205189	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002865526A

Date/Time : 20/06/2008 10:31

Print Back

Transaction No : C080205189

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 976.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	20/06/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520191198	66595810	0
Amount of Issued Share Capital :	4115983741.63	66595810	0
Amount of Paid-up Share Capital :	4115983741.63	66595810	0




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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	20/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002865550A

Transaction No.	Company Registration No.	Company Name
C080205212	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002865550A

Date/Time : 20/06/2008 10:42

Print Back

Transaction No : C080205212

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 966.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



June 19, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **8,100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,176,498	4,115,764,412.63	Before Exercise:	15,250,212
						Add New Option(s)	0
			Add Exercise:	8,100	119,925.00	Less Exercise:	8,100
						Less Lapsed Option(s)	0
			After Exercise:	1,520,184,598	4,115,884,337.63	After Exercise:	15,242,112

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 19 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chung Kwok Wai Kelvin	18/06/2008	3,300	14.7300	48,609.0000	00033621	48,609.00	2004Mar
2	Chung Kwok Wai Kelvin	18/06/2008	1,800	15.0700	27,126.0000	00033621	27,126.00	2005Mar
3	Lee Yuk Nam William	18/06/2008	3,000	14.7300	44,190.0000	00035436	44,190.00	2004Mar
		Total	**8,100**	**Total**	**119,925.0000**	**Total**	**119,925.00**	



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	19/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520182798	66595810	0
Amount of Issued Share Capital :	4115857211.63	66595810	0
Amount of Paid-up Share Capital :	4115857211.63	66595810	0


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	19/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002863630A

Transaction No.	Company Registration No.	Company Name
C080203221	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002863630A
Transaction No : C080203221
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 19/06/2008 10:39

Print | Back

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,006.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 1800

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 19/06/2008

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520184598**	**66595810**	**0**
Amount of Issued Share Capital :	**4115884337.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115884337.63**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	19/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002863644A

Transaction No.	Company Registration No.	Company Name
C080203238	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002863644A

Date/Time : 19/06/2008 10:44

Transaction No : C080203238

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 996.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

June 17, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **7,300** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,169,198	4,115,646,855.63	Before Exercise:	15,279,512
						Add New Option(s)	0
			Add Exercise:	7,300	117,557.00	Less Exercise:	7,300
						Less Lapsed Option(s)	22,000
			After Exercise:	1,520,176,498	4,115,764,412.63	After Exercise:	15,250,212

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 17 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chin Soi Yok	16/06/2008	1,200	10.4000	12,480.0000	00026427	12,480.00	2003Feb
2	Ku Cho Ming Stanley	16/06/2008	1,100	15.0700	16,577.0000	00031377	16,577.00	2005Mar
3	Tan Sio Hwee Lucy	16/06/2008	5,000	17.7000	88,500.0000	00035089	88,500.00	2001Mar
		Total	**7,300**	**Total**	**117,557.0000**	**Total**	**117,557.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	17/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520174198	66595810	0
Amount of Issued Share Capital :	4115735355.63	66595810	0
Amount of Paid-up Share Capital :	4115735355.63	66595810	0





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	17/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002860224A

Transaction No.	Company Registration No.	Company Name
C080199713	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002860224A

Date/Time : 17/06/2008 12:13

Transaction No : C080199713

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,056.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	17/06/2008		

Save | Delete | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520175398	66595810	0
Amount of Issued Share Capital :	4115747835.63	66595810	0
Amount of Paid-up Share Capital :	4115747835.63	66595810	0



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	17/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002860343A

Transaction No.	Company Registration No.	Company Name
C080199831	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002860343A

Date/Time : 17/06/2008 12:59

Transaction No : C080199831

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,046.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	17/06/2008		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520176498	66595810	0
Amount of Issued Share Capital :	4115764412.63	66595810	0
Amount of Paid-up Share Capital :	4115764412.63	66595810	0



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	17/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002860346A

Transaction No.	Company Registration No.	Company Name
C080199834	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002860346A

Date/Time : 17/06/2008 13:02

Transaction No : C080199834

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Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,036.00

This is a computer-generated receipt. No signature is required.

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June 13, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,166,198	4,115,606,995.63	Before Exercise:	15,283,512
						Add New Option(s)	0
			Add Exercise:	3,000	39,860.00	Less Exercise:	3,000
						Less Lapsed Option(s)	1,000
			After Exercise:	1,520,169,198	4,115,646,855.63	After Exercise:	15,279,512

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 13 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chin Soi Yok	12/06/2008	1,000	10.4000	10,400.0000	00026427	10,400.00	2003Feb
2	Koh Poh Chye	12/06/2008	2,000	14.7300	29,460.0000	00028357	29,460.00	2004Mar
		Total	**3,000**	**Total**	**39,860.0000**	**Total**	**39,860.00**	



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	13/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520167198**	**66595810**	**0**
Amount of Issued Share Capital :	**4115617395.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115617395.63**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	13/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002856169A

Transaction No.	Company Registration No.	Company Name
C080195335	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002856169A

Date/Time : 13/06/2008 09:43

Transaction No : C080195335

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,336.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	13/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520169198	66595810	0
Amount of Issued Share Capital :	4115646855.63	66595810	0
Amount of Paid-up Share Capital :	4115646855.63	66595810	0


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	13/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

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EP Ref No :

Receipt No. : ACR0000002856182A

Transaction No.	Company Registration No.	Company Name
C080195348	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002856182A

Date/Time : 13/06/2008 09:46

Transaction No : C080195348

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,326.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



June 11, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,160,198	4,115,521,245.63	Before Exercise:	15,291,512
						Add New Option(s)	0
			Add Exercise:	6,000	85,750.00	Less Exercise:	6,000
						Less Lapsed Option(s)	2,000
			After Exercise:	1,520,166,198	4,115,606,995.63	After Exercise:	15,283,512

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Heng Lee Cheng

Authorised Signature: [signature]

Designation: Group Secretary

Date: 11 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chin Soi Yok	10/06/2008	1,000	10.4000	10,400.0000	00026427	10,400.00	2003Feb
2	Soh Chuen Kong Peter	10/06/2008	5,000	15.0700	75,350.0000	00032649	75,350.00	2005Mar
		Total	**6,000**	**Total**	**85,750.0000**	**Total**	**85,750.00**	



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	11/06/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520161198	66595810	0
Amount of Issued Share Capital :	4115531645.63	66595810	0
Amount of Paid-up Share Capital :	4115531645.63	66595810	0





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	11/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002853716A

Transaction No.	Company Registration No.	Company Name
C080192794	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002853716A

Date/Time : 11/06/2008 14:48

Transaction No : C080192794

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,356.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	11/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520166198**	**66595810**	**0**
Amount of Issued Share Capital :	**4115606995.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4115606995.63**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	11/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002853765A

Transaction No.	Company Registration No.	Company Name
C080192848	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002853765A

Date/Time : 11/06/2008 15:08

Print Back

Transaction No : C080192848

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,346.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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July 18, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **9,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,412,548	4,118,994,532.23	Before Exercise:	14,992,222
						Add New Option(s)	0
			Add Exercise:	9,000	128,240.00	Less Exercise:	9,000
						Less Lapsed Option(s)	3,600
			After Exercise:	1,520,421,548	4,119,122,772.23	After Exercise:	14,979,622

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 18 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chia Wen Lin	17/07/2008	8,000	14.7300	117,840.0000	00026849	117,840.00	2004Mar
2	Lee Kin Hung	17/07/2008	1,000	10.4000	10,400.0000	00028779	10,400.00	2003Feb
		Total	**9,000**	**Total**	**128,240.0000**	**Total**	**128,240.00**	





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	18/07/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520413548**	**66595810**	**0**
Amount of Issued Share Capital :	**4119004932.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119004932.23**	**66595810**	**0**



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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	18/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002909432A

Transaction No.	Company Registration No.	Company Name
C080255452	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002909432A

Date/Time : 18/07/2008 11:12

Transaction No : C080255452

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,446.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	18/07/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520421548**	**66595810**	**0**
Amount of Issued Share Capital :	**4119122772.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119122772.23**	**66595810**	**0**



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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	18/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

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EP Ref No :

Receipt No. : ACR0000002909447A

Transaction No.	Company Registration No.	Company Name
C080255470	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002909447A

Date/Time : 18/07/2008 11:17

Transaction No : C080255470

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,436.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



July 17, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **29,200** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,383,348	4,118,560,996.23	Before Exercise:	15,022,022
						Add New Option(s)	0
			Add Exercise:	29,200	433,536.00	Less Exercise:	29,200
						Less Lapsed Option(s)	600
			After Exercise:	1,520,412,548	4,118,994,532.23	After Exercise:	14,992,222

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 17 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chia Wen Lin	16/07/2008	6,000	15.3000	91,800.0000	00026849	91,800.00	1999Jul
2	Chia Wen Lin	16/07/2008	8,000	14.7300	117,840.0000	00026849	117,840.00	2004Mar
3	Lou Mui Lee	16/07/2008	15,200	14.7300	223,896.0000	00028753	223,896.00	2004Mar
		Total	**29,200**	**Total**	**433,536.0000**	**Total**	**433,536.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Date of Allotment: 17/07/2008

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520389348**	**66595810**	**0**
Amount of Issued Share Capital :	**4118652796.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118652796.23**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	17/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002907557A

Transaction No.	Company Registration No.	Company Name
C080253363	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002907557A

Date/Time : 17/07/2008 11:41

Transaction No : C080253363

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,466.00

This is a computer-generated receipt. No signature is required.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	17/07/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520412548	66595810	0
Amount of Issued Share Capital :	4118994532.23	66595810	0
Amount of Paid-up Share Capital :	4118994532.23	66595810	0



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	17/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002907630A

Transaction No.	Company Registration No.	Company Name
C080253446	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002907630A

Date/Time : 17/07/2008 12:00

Transaction No : C080253446

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,456.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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July 16, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **11,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,372,348	4,118,397,256.23	Before Exercise:	15,033,122
						Add New Option(s)	0
			Add Exercise:	11,000	163,740.00	Less Exercise:	11,000
						Less Lapsed Option(s)	100
			After Exercise:	1,520,383,348	4,118,560,996.23	After Exercise:	15,022,022

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 16 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chia Wen Lin	15/07/2008	3,000	15.3000	45,900.0000	00026849	45,900.00	1999Jul
2	Chia Wen Lin	15/07/2008	8,000	14.7300	117,840.0000	00026849	117,840.00	2004Mar
		Total	**11,000**	**Total**	**163,740.0000**	**Total**	**163,740.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 3000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Date of Allotment: 16/07/2008

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520375348**	**66595810**	**0**
Amount of Issued Share Capital :	**4118443156.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118443156.23**	**66595810**	**0**



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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	16/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002906187A

Transaction No.	Company Registration No.	Company Name
C080251940	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002906187A

Transaction No : C080251940

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 16/07/2008 16:08

Print Back

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,486.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	16/07/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520383348**	**66595810**	**0**
Amount of Issued Share Capital :	**4118560996.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118560996.23**	**66595810**	**0**



PAYMENTS


HOME

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	16/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


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EP Ref No :

Receipt No. : ACR0000002906199A

Transaction No.	Company Registration No.	Company Name
C080251954	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002906199A

Date/Time : 16/07/2008 16:10

Transaction No : C080251954

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,476.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



July 11, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,372,248	4,118,395,749.23	Before Exercise:	15,038,222
						Add New Option(s)	0
			Add Exercise:	100	1,507.00	Less Exercise:	100
						Less Lapsed Option(s)	5,000
			After Exercise:	1,520,372,348	4,118,397,256.23	After Exercise:	15,033,122

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 11 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chua Siew Eng Elizabeth	10/07/2008	100	15.0700	1,507.0000	00026674	1,507.00	2005Mar
		Total	**100**	**Total**	**1,507.0000**	**Total**	**1,507.00**	



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[illegible]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	11/07/2008		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520372348	66595810	0
Amount of Issued Share Capital :	4118397256.23	66595810	0
Amount of Paid-up Share Capital :	4118397256.23	66595810	0



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	11/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002898981A

Transaction No.	Company Registration No.	Company Name
C080243846	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002898981A

Date/Time : 11/07/2008 10:33

Transaction No : C080243846

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,566.00

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July 7, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,900** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,370,348	4,118,371,786.23	Before Exercise:	15,040,122
						Add New Option(s)	0
			Add Exercise:	1,900	23,963.00	Less Exercise:	1,900
						Less Lapsed Option(s)	0
			After Exercise:	1,520,372,248	4,118,395,749.23	After Exercise:	15,038,222

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 07 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Koh Lay Hua	04/07/2008	900	15.0700	13,563.0000	00030619	13,563.00	2005Mar
2	Tye Moo Yin	04/07/2008	1,000	10.4000	10,400.0000	00026799	10,400.00	2003Feb
		Total	**1,900**	**Total**	**23,963.0000**	**Total**	**23,963.00**	



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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	07/07/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520371348**	**66595810**	**0**
Amount of Issued Share Capital :	**4118382186.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118382186.23**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	07/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002891699A

Transaction No.	Company Registration No.	Company Name
C080235842	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002891699A

Date/Time : 07/07/2008 11:25

Transaction No : C080235842

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,611.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	07/07/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520372248**	**66595810**	**0**
Amount of Issued Share Capital :	**4118395749.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118395749.23**	**66595810**	**0**



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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	07/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002891711A

Transaction No.	Company Registration No.	Company Name
C080235858	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002891711A

Date/Time : 07/07/2008 11:29

Transaction No : C080235858

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,601.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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July 4, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,540** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,367,808	4,118,333,508.43	Before Exercise:	15,042,662
						Add New Option(s)	0
			Add Exercise:	2,540	38,277.80	Less Exercise:	2,540
						Less Lapsed Option(s)	0
			After Exercise:	1,520,370,348	4,118,371,786.23	After Exercise:	15,040,122

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 04 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Kong Yiu Fai	03/07/2008	440	15.0700	6,630.8000	00033837	6,630.80	2005Mar
2	Tan Ee Ming Andrew	03/07/2008	2,100	15.0700	31,647.0000	00035568	31,647.00	2005Mar
		Total	**2,540**	**Total**	**38,277.8000**	**Total**	**38,277.80**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2540		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	04/07/2008		

Save | Delete | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520370348**	**66595810**	**0**
Amount of Issued Share Capital :	**4118371786.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118371786.23**	**66595810**	**0**


bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	04/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002889199A

Transaction No.	Company Registration No.	Company Name
C080232964	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002889199A

Date/Time : 04/07/2008 10:57

Transaction No : C080232964

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Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,091.00

This is a computer-generated receipt. No signature is required.

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SEC Mail Processing
Section

AUG 13 2009

Washington, DC
110

DBS

July 3, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,361,808	4,118,245,128.43	Before Exercise:	15,048,662
						Add New Option(s)	0
			Add Exercise:	6,000	88,380.00	Less Exercise:	6,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,367,808	4,118,333,508.43	After Exercise:	15,042,662

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 03 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chia Wen Lin	02/07/2008	3,000	14.7300	44,190.0000	00026849	44,190.00	2002Mar
2	Chia Wen Lin	02/07/2008	3,000	14.7300	44,190.0000	00026849	44,190.00	2004Mar
		Total	**6,000**	**Total**	**88,380.0000**	**Total**	**88,380.00**	



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	03/07/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520364808**	**66595810**	**0**
Amount of Issued Share Capital :	**4118289318.43**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118289318.43**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	03/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002887302A

Transaction No.	Company Registration No.	Company Name
C080230859	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002887302A

Date/Time : 03/07/2008 10:35

Transaction No : C080230859

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 111.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	03/07/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520367808**	**66595810**	**0**
Amount of Issued Share Capital :	**4118333508.43**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118333508.43**	**66595810**	**0**




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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	03/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002887323A

Transaction No.	Company Registration No.	Company Name
C080230882	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002887323A

Date/Time : 03/07/2008 10:43

Transaction No : C080230882

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 101.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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July 2, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,600** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,355,208	4,118,145,666.43	Before Exercise:	15,055,262
						Add New Option(s)	0
			Add Exercise:	6,600	99,462.00	Less Exercise:	6,600
						Less Lapsed Option(s)	0
			After Exercise:	1,520,361,808	4,118,245,128.43	After Exercise:	15,048,662

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 02 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lou Mui Lee	01/07/2008	6,600	15.0700	99,462.0000	00028753	99,462.00	2005Mar
		Total	**6,600**	**Total**	**99,462.0000**	**Total**	**99,462.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	02/07/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520361808**	**66595810**	**0**
Amount of Issued Share Capital :	**4118245128.43**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118245128.43**	**66595810**	**0**


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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	02/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002885450A

Transaction No.	Company Registration No.	Company Name
C080228787	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002885450A

Date/Time : 02/07/2008 11:54

Transaction No : C080228787

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 341.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT



July 1, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **40,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,314,808	4,117,599,879.23	Before Exercise:	15,095,702
						Add New Option(s)	0
			Add Exercise:	40,400	545,787.20	Less Exercise:	40,400
						Less Lapsed Option(s)	40
			After Exercise:	1,520,355,208	4,118,145,666.43	After Exercise:	15,055,262

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 01 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Amiel Francisco Pelimiano Gaa	30/06/2008	920	14.7300	13,551.6000	00035535	13,551.60	2004Mar
2	Amiel Francisco Pelimiano Gaa	30/06/2008	2,240	15.0700	33,756.8000	00035535	33,756.80	2005Mar
3	Cheung Kit Man Alison	30/06/2008	5,000	12.2700	61,350.0000	00029678	61,350.00	2002Aug
4	Cheung Kit Man Alison	30/06/2008	9,000	10.4000	93,600.0000	00029678	93,600.00	2003Feb
5	Cheung Kit Man Alison	30/06/2008	7,100	14.7300	104,583.0000	00029678	104,583.00	2004Mar
6	Cheung Kit Man Alison	30/06/2008	2,100	15.0700	31,647.0000	00029678	31,647.00	2005Mar
7	Chew Chee Keong	30/06/2008	5,000	14.7300	73,650.0000	00034330	73,650.00	2002Mar
8	Mohd Nawaz Jiffry Vilcassim	30/06/2008	1,440	15.0700	21,700.8000	00026963	21,700.80	2005Mar
9	Tan Yeong Ming Gary	30/06/2008	7,600	14.7300	111,948.0000	00030965	111,948.00	2004Mar
		Total	**40,400**	**Total**	**545,787.2000**	**Total**	**545,787.20**	



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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
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Attachment : *
(copy of resolution)

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	01/07/2008		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520319808**	**66595810**	**0**
Amount of Issued Share Capital :	**4117673529.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4117673529.23**	**66595810**	**0**


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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	01/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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Receipt No. : ACR0000002883090A

Transaction No.	Company Registration No.	Company Name
C080225986	199901152M	DBS GROUP HOLDINGS LTD

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PAYMENT ACKNOWLEDGEMENT

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GST No. :M9-0008879-T

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Transaction No : C080225986

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	01/07/2008		

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Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520324808	66595810	0
Amount of Issued Share Capital :	4117734879.23	66595810	0
Amount of Paid-up Share Capital :	4117734879.23	66595810	0


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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	01/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002883115A

Transaction No.	Company Registration No.	Company Name
C080226020	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002883115A

Date/Time : 01/07/2008 11:29

Transaction No : C080226020

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 381.00

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	01/07/2008		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520333808**	**66595810**	**0**
Amount of Issued Share Capital :	**4117828479.23**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4117828479.23**	**66595810**	**0**





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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	01/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002883137A

Transaction No.	Company Registration No.	Company Name
C080226040	199901152M	DBS GROUP HOLDINGS LTD

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PAYMENT ACKNOWLEDGEMENT

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002883137A

Date/Time : 01/07/2008 11:32

Transaction No : C080226040

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

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Balance Amount in Deposit Account : $ 371.00

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 15620

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 01/07/2008

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520349428**	**66595810**	**0**
Amount of Issued Share Capital :	**4118058561.83**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4118058561.83**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	01/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002883151A

Transaction No.	Company Registration No.	Company Name
C080226053	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002883151A

Date/Time : 01/07/2008 11:35

Transaction No : C080226053

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 361.00

This is a computer-generated receipt. No signature is required.

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5780		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	01/07/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520355208	66595810	0
Amount of Issued Share Capital :	4118145666.43	66595810	0
Amount of Paid-up Share Capital :	4118145666.43	66595810	0





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	01/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002883162A

Transaction No.	Company Registration No.	Company Name
C080226069	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002883162A

Date/Time : 01/07/2008 11:37

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Transaction No : C080226069

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 351.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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July 22, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **14,575** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,421,548	4,119,122,772.23	Before Exercise:	14,979,622
						Add New Option(s)	0
			Add Exercise:	14,575	221,314.50	Less Exercise:	14,575
						Less Lapsed Option(s)	360
			After Exercise:	1,520,436,123	4,119,344,086.73	After Exercise:	14,964,687

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 22 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chia Wen Lin	21/07/2008	1,500	14.7300	22,095.0000	00026849	22,095.00	2004Mar
2	Chia Wen Lin	21/07/2008	3,600	15.0700	54,252.0000	00026849	54,252.00	2005Mar
3	Chia Wen Lin	21/07/2008	9,475	15.3000	144,967.5000	00026849	144,967.50	1999Jul
		Total	**14,575**	**Total**	**221,314.5000**	**Total**	**221,314.50**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9475		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	22/07/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520431023**	**66595810**	**0**
Amount of Issued Share Capital :	**4119267739.73**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119267739.73**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	22/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002913785A

Transaction No.	Company Registration No.	Company Name
C080260630	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002913785A

Date/Time : 22/07/2008 11:33

Transaction No : C080260630

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,416.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Z

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	22/07/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520432523**	**66595810**	**0**
Amount of Issued Share Capital :	**4119289834.73**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119289834.73**	**66595810**	**0**



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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	22/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002913813A

Transaction No.	Company Registration No.	Company Name
C080260657	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002913813A

Date/Time : 22/07/2008 11:39

Transaction No : C080260657

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,406.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	22/07/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520436123**	**66595810**	**0**
Amount of Issued Share Capital :	**4119344086.73**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119344086.73**	**66595810**	**0**



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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	22/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit | Cancel

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002913836A

Transaction No.	Company Registration No.	Company Name
C080260681	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002913836A

Date/Time : 22/07/2008 11:43

Print | Back

Transaction No : C080260681

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,396.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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July 28, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **160** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,449,023	4,119,558,256.73	Before Exercise:	14,951,787
						Add New Option(s)	0
			Add Exercise:	160	2,411.20	Less Exercise:	160
						Less Lapsed Option(s)	800
			After Exercise:	1,520,449,183	4,119,560,667.93	After Exercise:	14,950,827

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 28 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tsang Ip Ching Chun	25/07/2008	160	15.0700	2,411.2000	00035717	2,411.20	2005Mar
		Total	**160**	**Total**	**2,411.2000**	**Total**	**2,411.20**	



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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	160		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	28/07/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520449183**	**66595810**	**0**
Amount of Issued Share Capital :	**4119560667.93**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119560667.93**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	28/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002922872A

Transaction No.	Company Registration No.	Company Name
C080271155	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002922872A

Date/Time : 28/07/2008 11:27

Transaction No : C080271155

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,346.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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July 24, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,900** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,443,123	4,119,467,986.73	Before Exercise:	14,957,687
						Add New Option(s)	0
			Add Exercise:	5,900	90,270.00	Less Exercise:	5,900
						Less Lapsed Option(s)	0
			After Exercise:	1,520,449,023	4,119,558,256.73	After Exercise:	14,951,787

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 24 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chia Wen Lin	23/07/2008	5,900	15.3000	90,270.0000	00026849	90,270.00	1999Jul
		Total	**5,900**	**Total**	**90,270.0000**	**Total**	**90,270.00**	



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	24/07/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520449023	66595810	0
Amount of Issued Share Capital :	4119558256.73	66595810	0
Amount of Paid-up Share Capital :	4119558256.73	66595810	0


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	24/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002917663A

Transaction No.	Company Registration No.	Company Name
C080264994	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002917663A

Date/Time : 24/07/2008 10:30

Transaction No : C080264994

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,356.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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July 23, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **7,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,436,123	4,119,344,086.73	Before Exercise:	14,964,687
						Add New Option(s)	0
			Add Exercise:	7,000	123,900.00	Less Exercise:	7,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,443,123	4,119,467,986.73	After Exercise:	14,957,687

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 23 July 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chia Wen Lin	22/07/2008	7,000	17.7000	123,900.0000	00026849	123,900.00	2001Mar
		Total	**7,000**	**Total**	**123,900.0000**	**Total**	**123,900.00**	

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	23/07/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520443123**	**66595810**	**0**
Amount of Issued Share Capital :	**4119467986.73**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119467986.73**	**66595810**	**0**



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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	23/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002915700A

Transaction No.	Company Registration No.	Company Name
C080262751	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Date/Time : 23/07/2008 10:38

Print Back

Receipt No : ACR0000002915700A
Transaction No : C080262751
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,366.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



August 1, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,449,343	4,119,563,079.13	Before Exercise:	14,963,867
						Add New Option(s)	0
			Add Exercise:	3,000	39,860.00	Less Exercise:	3,000
						Less Lapsed Option(s)	280
			After Exercise:	1,520,452,343	4,119,602,939.13	After Exercise:	14,960,587

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 01 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Seow Han Kah Leslie	31/07/2008	1,000	10.4000	10,400.0000	00031799	10,400.00	2003Feb
2	Seow Han Kah Leslie	31/07/2008	2,000	14.7300	29,460.0000	00031799	29,460.00	2002Mar
		Total	**3,000**	**Total**	**39,860.0000**	**Total**	**39,860.00**	





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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 01/08/2008

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520451343	66595810	0
Amount of Issued Share Capital :	4119592539.13	66595810	0
Amount of Paid-up Share Capital :	4119592539.13	66595810	0


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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	01/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002934792A

Transaction No.	Company Registration No.	Company Name
C080286791	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002934792A

Date/Time : 01/08/2008 10:53

Transaction No : C080286791

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,311.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	01/08/2008		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520452343**	**66595810**	**0**
Amount of Issued Share Capital :	**4119602939.13**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119602939.13**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	01/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002934811A

Transaction No.	Company Registration No.	Company Name
C080286813	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002934811A

Date/Time : 01/08/2008 10:58

Transaction No : C080286813

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,301.00

This is a computer-generated receipt. No signature is required.

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July 30, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **160** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,449,183	4,119,560,667.93	Before Exercise:	14,950,827
						Add New Option(s)	0
			Add Exercise:	160	2,411.20	Less Exercise:	160
						Less Lapsed Option(s)	0
			After Exercise:	1,520,449,343	4,119,563,079.13	After Exercise:	14,963,867

*** Outstanding balance After Exercise adjusted to include 13,200 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 30 July 2008

Enclosure:

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Yan Lok Mei	29/07/2008	160	15.0700	2,411.2000	00035691	2,411.20	2005Mar
		Total	**160**	**Total**	**2,411.2000**	**Total**	**2,411.20**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 160

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 30/07/2008

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520449343**	**66595810**	**0**
Amount of Issued Share Capital :	**4119563079.13**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119563079.13**	**66595810**	**0**


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	30/07/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002928106A

Transaction No.	Company Registration No.	Company Name
C080278185	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002928106A

Date/Time : 30/07/2008 11:27

Transaction No : C080278185

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,321.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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August 12, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **7,600** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,483,583	4,120,017,975.53	Before Exercise:	14,921,347
						Add New Option(s)	0
			Add Exercise:	7,600	111,948.00	Less Exercise:	7,600
						Less Lapsed Option(s)	0
			After Exercise:	1,520,491,183	4,120,129,923.53	After Exercise:	14,913,747

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 12 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lee Teng Whatt	11/08/2008	1,000	14.7300	14,730.0000	00031930	14,730.00	2002Mar
2	Tye Moo Yin	11/08/2008	6,600	14.7300	97,218.0000	00026799	97,218.00	2004Mar
		Total	**7,600**	**Total**	**111,948.0000**	**Total**	**111,948.00**	



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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	12/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520484583**	**66595810**	**0**
Amount of Issued Share Capital :	**4120032705.53**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120032705.53**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	12/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002947131A

Transaction No.	Company Registration No.	Company Name
C080300888	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002947131A

Date/Time : 12/08/2008 10:29

Transaction No : C080300888

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,196.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	12/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520491183**	**66595810**	**0**
Amount of Issued Share Capital :	**4120129923.53**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120129923.53**	**66595810**	**0**





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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	12/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002947166A

Transaction No.	Company Registration No.	Company Name
C080300915	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002947166A

Date/Time : 12/08/2008 10:38

Print Back

Transaction No : C080300915

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,186.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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August 11, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **120** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,483,463	4,120,016,167.13	Before Exercise:	14,921,467
						Add New Option(s)	0
			Add Exercise:	120	1,808.40	Less Exercise:	120
						Less Lapsed Option(s)	0
			After Exercise:	1,520,483,583	4,120,017,975.53	After Exercise:	14,921,347

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 11 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Cher Tong	08/08/2008	120	15.0700	1,808.4000	00029595	1,808.40	2005Mar
		Total	**120**	**Total**	**1,808.4000**	**Total**	**1,808.40**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 120

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 11/08/2008

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520483583**	**66595810**	**0**
Amount of Issued Share Capital :	**4120017975.53**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120017975.53**	**66595810**	**0**



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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	11/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002946038A

Transaction No.	Company Registration No.	Company Name
C080299658	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002946038A

Date/Time : 11/08/2008 12:10

Transaction No : C080299658

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,206.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



August 8, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **16,560** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,466,903	4,119,794,943.13	Before Exercise:	14,946,027
						Add New Option(s)	0
			Add Exercise:	16,560	221,224.00	Less Exercise:	16,560
						Less Lapsed Option(s)	8,000
			After Exercise:	1,520,483,463	4,120,016,167.13	After Exercise:	14,921,467

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 08 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lou Mui Lee	07/08/2008	6,560	10.4000	68,224.0000	00028753	68,224.00	2003Feb
2	Ting Ping Ee Joan Maria	07/08/2008	10,000	15.3000	153,000.0000	00025726	153,000.00	1999Jul
		Total	**16,560**	**Total**	**221,224.0000**	**Total**	**221,224.00**	




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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	08/08/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520476903**	**66595810**	**0**
Amount of Issued Share Capital :	**4119947943.13**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119947943.13**	**66595810**	**0**



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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	08/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.



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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002944365A

Transaction No.	Company Registration No.	Company Name
C080297799	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002944365A

Date/Time : 08/08/2008 14:01

Transaction No : C080297799

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,231.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6560		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	08/08/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520483463**	**66595810**	**0**
Amount of Issued Share Capital :	**4120016167.13**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120016167.13**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	08/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002944372A

Transaction No.	Company Registration No.	Company Name
C080297811	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002944372A

Date/Time : 08/08/2008 14:07

Transaction No : C080297811

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,221.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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August 7, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **9,560** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$		Shares
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,457,343	4,119,669,539.13	Before Exercise:	14,955,587
						Add New Option(s)	0
			Add Exercise:	9,560	125,404.00	Less Exercise:	9,560
						Less Lapsed Option(s)	0
			After Exercise:	1,520,466,903	4,119,794,943.13	After Exercise:	14,946,027

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 07 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chew Chee Keong	06/08/2008	6,000	14.7300	88,380.0000	00034330	88,380.00	2004Mar
2	Tay Hock Guan	06/08/2008	1,000	10.4000	10,400.0000	00028787	10,400.00	2003Feb
3	Tye Moo Yin	06/08/2008	560	10.4000	5,824.0000	00026799	5,824.00	2003Feb
4	Wee Aik Huat Vincent	06/08/2008	2,000	10.4000	20,800.0000	00026658	20,800.00	2003Feb
		Total	**9,560**	**Total**	**125,404.0000**	**Total**	**125,404.00**	



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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3560		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	07/08/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520460903**	**66595810**	**0**
Amount of Issued Share Capital :	**4119706563.13**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119706563.13**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	07/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002942919A

Transaction No.	Company Registration No.	Company Name
C080296127	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002942919A

Date/Time : 07/08/2008 16:00

Transaction No : C080296127

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,251.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	07/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520466903**	**66595810**	**0**
Amount of Issued Share Capital :	**4119794943.13**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119794943.13**	**66595810**	**0**


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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	07/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002942927A

Transaction No.	Company Registration No.	Company Name
C080296136	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002942927A

Date/Time : 07/08/2008 16:04

Transaction No : C080296136

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,241.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



August 6, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,455,343	4,119,634,139.13	Before Exercise:	14,957,587
						Add New Option(s)	0
			Add Exercise:	2,000	35,400.00	Less Exercise:	2,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,457,343	4,119,669,539.13	After Exercise:	14,955,587

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 06 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Wan Chi Wing	05/08/2008	2,000	17.7000	35,400.0000	00035147	35,400.00	2001Mar
		Total	**2,000**	**Total**	**35,400.0000**	**Total**	**35,400.00**	



LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 06/08/2008

Save | Delete | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520457343	66595810	0
Amount of Issued Share Capital :	4119669539.13	66595810	0
Amount of Paid-up Share Capital :	4119669539.13	66595810	0


bizFILE

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	06/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002940463A

Transaction No.	Company Registration No.	Company Name
C080293410	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002940463A

Date/Time : 06/08/2008 10:30

Print Back

Transaction No : C080293410

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,261.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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August 5, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,452,343	4,119,602,939.13	Before Exercise:	14,960,587
						Add New Option(s)	0
			Add Exercise:	3,000	31,200.00	Less Exercise:	3,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,455,343	4,119,634,139.13	After Exercise:	14,957,587

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 05 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim King Hwee	04/08/2008	3,000	10.4000	31,200.0000	00027524	31,200.00	2003Feb
		Total	**3,000**	**Total**	**31,200.0000**	**Total**	**31,200.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	05/08/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520455343**	**66595810**	**0**
Amount of Issued Share Capital :	**4119634139.13**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4119634139.13**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	05/08/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002938808A

Transaction No.	Company Registration No.	Company Name
C080291582	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002938808A

Date/Time : 05/08/2008 10:42

Print Back

Transaction No : C080291582

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,281.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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August 15, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,050** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,509,783	4,120,404,857.95	Before Exercise:	14,894,227
						Add New Option(s)	0
			Add Exercise:	6,050	91,368.00	Less Exercise:	6,050
						Less Lapsed Option(s)	0
			After Exercise:	1,520,515,833	4,120,496,225.95	After Exercise:	14,888,177

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 15 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Goh Bak Keow	14/08/2008	3,950	15.3000	60,435.0000	00027011	60,435.00	1999Jul
2	Goh Bak Keow	14/08/2008	2,100	14.7300	30,933.0000	00027011	30,933.00	2004Mar
		Total	**6,050**	**Total**	**91,368.0000**	**Total**	**91,368.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3950		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	15/08/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520513733**	**66595810**	**0**
Amount of Issued Share Capital :	**4120465292.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120465292.95**	**66595810**	**0**


bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	15/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002952314A

Transaction No.	Company Registration No.	Company Name
C080306445	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002952314A

Date/Time : 15/08/2008 11:31

Transaction No : C080306445

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,056.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	15/08/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520515833**	**66595810**	**0**
Amount of Issued Share Capital :	**4120496225.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120496225.95**	**66595810**	**0**


bizFILE


PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	15/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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EP Ref No :

Receipt No. : ACR0000002952344A

Transaction No.	Company Registration No.	Company Name
C080306476	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002952344A

Date/Time : 15/08/2008 11:39

Transaction No : C080306476

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,046.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



August 14, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **18,600** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,491,183	4,120,129,923.53	Before Exercise:	14,913,747
						Add New Option(s)	0
			Add Exercise:	18,600	274,934.42	Less Exercise:	18,600
						Less Lapsed Option(s)	920
			After Exercise:	1,520,509,783	4,120,404,857.95	After Exercise:	14,894,227

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 14 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Wei Tong Philip	13/08/2008	2,213	15.0700	33,349.9100	00028217	33,349.91	2005Mar
2	Lim Wei Tong Philip	13/08/2008	587	14.7300	8,646.5100	00028217	8,646.51	2002Mar
3	Lim Wei Tong Philip	13/08/2008	15,200	14.7300	223,896.0000	00028217	223,896.00	2004Mar
4	Lyndsay Carl Soares	13/08/2008	600	15.0700	9,042.0000	00025890	9,042.00	2005Mar
		Total	**18,600**	**Total**	**274,934.4200**	**Total**	**274,934.42**	



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	587		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	14/08/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520491770	66595810	0
Amount of Issued Share Capital :	4120138570.04	66595810	0
Amount of Paid-up Share Capital :	4120138570.04	66595810	0




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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	14/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002950238A

Transaction No.	Company Registration No.	Company Name
C080304271	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002950238A

Date/Time : 14/08/2008 09:29

Transaction No : C080304271

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,116.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	14/08/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520506970**	**66595810**	**0**
Amount of Issued Share Capital :	**4120362466.04**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120362466.04**	**66595810**	**0**


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	14/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002950246A

Transaction No.	Company Registration No.	Company Name
C080304275	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002950246A

Date/Time : 14/08/2008 09:32

Transaction No : C080304275

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,106.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2813		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	14/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520509783**	**66595810**	**0**
Amount of Issued Share Capital :	**4120404857.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120404857.95**	**66595810**	**0**


bizFILE

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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	14/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002950260A

Transaction No.	Company Registration No.	Company Name
C080304288	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002950260A

Date/Time : 14/08/2008 09:37

Transaction No : C080304288

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,096.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



August 28, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,642,113	4,122,451,197.95	Before Exercise:	14,761,897
						Add New Option(s)	0
			Add Exercise:	2,000	20,800.00	Less Exercise:	2,000
						Less Lapsed Option(s)	8,000
			After Exercise:	1,520,644,113	4,122,471,997.95	After Exercise:	14,751,897

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 28 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Pon Chung Yee Kevin	27/08/2008	2,000	10.4000	20,800.0000	00030387	20,800.00	2003Feb
		Total	**2,000**	**Total**	**20,800.0000**	**Total**	**20,800.00**	



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	28/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520644113**	**66595810**	**0**
Amount of Issued Share Capital :	**4122471997.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4122471997.95**	**66595810**	**0**




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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	28/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


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EP Ref No :

Receipt No. : ACR0000002966573A

Transaction No.	Company Registration No.	Company Name
C080321568	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002966573A

Date/Time : 28/08/2008 14:30

Transaction No : C080321568

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 751.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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August 27, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **26,480** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,615,633	4,122,156,973.95	Before Exercise:	14,788,377
						Add New Option(s)	0
			Add Exercise:	26,480	294,224.00	Less Exercise:	26,480
						Less Lapsed Option(s)	0
			After Exercise:	1,520,642,113	4,122,451,197.95	After Exercise:	14,761,897

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 27 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Liang Chen Chung	26/08/2008	2,300	14.7300	33,879.0000	00035774	33,879.00	2004Mar
2	Liang Chen Chung	26/08/2008	1,900	15.0700	28,633.0000	00035774	28,633.00	2005Mar
3	Tai Man Fung	26/08/2008	12,280	10.4000	127,712.0000	00033654	127,712.00	2003Feb
4	Tay Kim Yam	26/08/2008	10,000	10.4000	104,000.0000	00028662	104,000.00	2003Feb
		Total	**26,480**	**Total**	**294,224.0000**	**Total**	**294,224.00**	



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐710288723 / RICHARD DANIEL STANLEY ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22280		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	27/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520637913**	**66595810**	**0**
Amount of Issued Share Capital :	**4122388685.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4122388685.95**	**66595810**	**0**


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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	27/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002965039A

Transaction No.	Company Registration No.	Company Name
C080319854	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002965039A

Date/Time : 27/08/2008 14:42

Transaction No : C080319854

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 791.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	27/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520640213	66595810	0
Amount of Issued Share Capital :	4122422564.95	66595810	0
Amount of Paid-up Share Capital :	4122422564.95	66595810	0



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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ◉ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Bankin

Deposit Service Account No : 030429

Payment Date : 27/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. : 68786141

Email Address : FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002965050A

Transaction No.	Company Registration No.	Company Name
C080319865	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002965050A

Date/Time : 27/08/2008 14:45

Transaction No : C080319865

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 781.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	27/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520642113	66595810	0
Amount of Issued Share Capital :	4122451197.95	66595810	0
Amount of Paid-up Share Capital :	4122451197.95	66595810	0





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	27/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002965057A

Transaction No.	Company Registration No.	Company Name
C080319870	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002965057A

Date/Time : 27/08/2008 14:47

Transaction No : C080319870

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 771.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



August 26, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **63,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,552,633	4,121,052,733.95	Before Exercise:	14,851,377
						Add New Option(s)	0
			Add Exercise:	63,000	1,104,240.00	Less Exercise:	63,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,615,633	4,122,156,973.95	After Exercise:	14,788,377

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 26 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Fong Cheng Hong	25/08/2008	60,000	17.7000	1,062,000.0000	00035790	1,062,000.00	2001Mar
2	Ho Chun Hung	25/08/2008	2,000	12.2700	24,540.0000	00026310	24,540.00	2002Aug
3	Se Bee Lay Jocelyn	25/08/2008	1,000	17.7000	17,700.0000	00028308	17,700.00	2001Mar
		Total	**63,000**	**Total**	**1,104,240.0000**	**Total**	**1,104,240.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 61000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 26/08/2008

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520613633	66595810	0
Amount of Issued Share Capital :	4122132433.95	66595810	0
Amount of Paid-up Share Capital :	4122132433.95	66595810	0


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	26/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002963245A

Transaction No.	Company Registration No.	Company Name
C080317960	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002963245A

Date/Time : 26/08/2008 13:55

Transaction No : C080317960

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 811.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


bizFILE

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	26/08/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520615633	66595810	0
Amount of Issued Share Capital :	4122156973.95	66595810	0
Amount of Paid-up Share Capital :	4122156973.95	66595810	0


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	26/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002963251A

Transaction No.	Company Registration No.	Company Name
C080317966	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002963251A

Date/Time : 26/08/2008 13:58

Transaction No : C080317966

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 801.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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SEC Mail Processing
Section

AUG 13 2009

Washington, DC
110



August 25, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1. State how the additional ordinary shares for which listing is applied for rank with existing shares:
   The ordinary shares allotted rank pari passu with existing shares of the Bank.

2. In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,546,233	4,120,956,285.95	Before Exercise:	14,857,777
						Add New Option(s)	0
			Add Exercise:	6,400	96,448.00	Less Exercise:	6,400
						Less Lapsed Option(s)	0
			After Exercise:	1,520,552,633	4,121,052,733.95	After Exercise:	14,851,377

3. We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 25 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Boon Lian Amos	21/08/2008	6,400	15.0700	96,448.0000	00029918	96,448.00	2005Mar
		Total	**6,400**	**Total**	**96,448.0000**	**Total**	**96,448.00**	



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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	25/08/2008		

Save | Delete | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520552633**	**66595810**	**0**
Amount of Issued Share Capital :	**4121052733.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4121052733.95**	**66595810**	**0**



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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	25/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.







EP Ref No :

Receipt No. : ACR0000002961281A

Transaction No.	Company Registration No.	Company Name
C080315891	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002961281A

Date/Time : 25/08/2008 10:12

Transaction No : C080315891

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 841.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



August 19, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **13,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,533,233	4,120,754,295.95	Before Exercise:	14,870,777
						Add New Option(s)	0
			Add Exercise:	13,000	201,990.00	Less Exercise:	13,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,546,233	4,120,956,285.95	After Exercise:	14,857,777

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 19 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chew Chee Keong	18/08/2008	2,000	17.7000	35,400.0000	00034330	35,400.00	2001Mar
2	Loh Lai Meng	18/08/2008	8,000	15.3000	122,400.0000	00030130	122,400.00	1999Jul
3	Tham Lai Peng	18/08/2008	3,000	14.7300	44,190.0000	00031054	44,190.00	2002Mar
		Total	**13,000**	**Total**	**201,990.0000**	**Total**	**201,990.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	19/08/2008		

Save | Delete | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520541233**	**66595810**	**0**
Amount of Issued Share Capital :	**4120876695.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120876695.95**	**66595810**	**0**




PAYMENTS

HOME

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	19/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.




PAYMENTS


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EP Ref No :

Receipt No. : ACR0000002955166A

Transaction No.	Company Registration No.	Company Name
C080309476	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002955166A

Date/Time : 19/08/2008 10:39

Transaction No : C080309476

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Agency : RCB - RCB

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,001.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	19/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520543233**	**66595810**	**0**
Amount of Issued Share Capital :	**4120912095.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120912095.95**	**66595810**	**0**




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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	19/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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EP Ref No :

Receipt No. : ACR0000002955177A

Transaction No.	Company Registration No.	Company Name
C080309487	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002955177A

Date/Time : 19/08/2008 10:43

Transaction No : C080309487

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 991.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	19/08/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520546233**	**66595810**	**0**
Amount of Issued Share Capital :	**4120956285.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120956285.95**	**66595810**	**0**


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	19/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002955185A

Transaction No.	Company Registration No.	Company Name
C080309493	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002955185A

Date/Time : 19/08/2008 10:46

Transaction No : C080309493

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 981.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



August 18, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **17,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,515,833	4,120,496,225.95	Before Exercise:	14,888,177
						Add New Option(s)	0
			Add Exercise:	17,400	258,070.00	Less Exercise:	17,400
						Less Lapsed Option(s)	0
			After Exercise:	1,520,533,233	4,120,754,295.95	After Exercise:	14,870,777

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 18 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chew Chee Keong	15/08/2008	5,200	15.0700	78,364.0000	00034330	78,364.00	2005Mar
2	Chew Chee Keong	15/08/2008	3,000	14.7300	44,190.0000	00034330	44,190.00	2002Mar
3	Chew Chee Keong	15/08/2008	9,200	14.7300	135,516.0000	00034330	135,516.00	2004Mar
		Total	**17,400**	**Total**	**258,070.0000**	**Total**	**258,070.00**	



HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


bizFILE

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	18/08/2008		

Save | Delete | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520518833**	**66595810**	**0**
Amount of Issued Share Capital :	**4120540415.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120540415.95**	**66595810**	**0**



PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	18/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002953836A

Transaction No.	Company Registration No.	Company Name
C080308080	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002953836A

Date/Time : 18/08/2008 11:02

Transaction No : C080308080

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,036.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

2



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	18/08/2008		

Save | Delete | Reset | Back





HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520528033**	**66595810**	**0**
Amount of Issued Share Capital :	**4120675931.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120675931.95**	**66595810**	**0**


bizFILE

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	18/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


bizFILE
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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002953848A

Transaction No.	Company Registration No.	Company Name
C080308089	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002953848A

Date/Time : 18/08/2008 11:07

Transaction No : C080308089

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Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,026.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	18/08/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520533233**	**66595810**	**0**
Amount of Issued Share Capital :	**4120754295.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4120754295.95**	**66595810**	**0**



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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	18/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002953861A

Transaction No.	Company Registration No.	Company Name
C080308103	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002953861A

Date/Time : 18/08/2008 11:09

Transaction No : C080308103

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,016.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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September 17, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,678,898	4,122,953,593.00	Before Exercise:	14,247,962
						Add New Option(s)	0
			Add Exercise:	2,000	29,460.00	Less Exercise:	2,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,680,898	4,122,983,053.00	After Exercise:	14,245,962

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 17 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Sim Swee Hong	16/09/2008	2,000	14.7300	29,460.0000	00030437	29,460.00	2002Mar
		Total	**2,000**	**Total**	**29,460.0000**	**Total**	**29,460.00**	





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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 17/09/2008

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520680898	66595810	0
Amount of Issued Share Capital :	4122983053	66595810	0
Amount of Paid-up Share Capital :	4122983053	66595810	0



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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	17/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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EP Ref No :

Receipt No. : ACR0000002988356A

Transaction No.	Company Registration No.	Company Name
C080345239	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002988356A

Date/Time : 17/09/2008 10:26

Transaction No : C080345239

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,496.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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September 16, 2008

SEC Mail Processing
Section

AUG 13 2009

Washington, DC
110

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **12,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,666,898	4,122,771,133.00	Before Exercise:	14,708,012
						Add New Option(s)	0
			Add Exercise:	12,000	182,460.00	Less Exercise:	12,000
						Less Lapsed Option(s)	448,050
			After Exercise:	1,520,678,898	4,122,953,593.00	After Exercise:	14,247,962

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 16 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Chye Huat Michael	15/09/2008	10,000	15.3000	153,000.0000	00033399	153,000.00	1999Jul
2	Yeo Boon Siang	15/09/2008	2,000	14.7300	29,460.0000	00027946	29,460.00	2002Mar
		Total	**12,000**	**Total**	**182,460.0000**	**Total**	**182,460.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	16/09/2008		

Save | Delete | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520676898	66595810	0
Amount of Issued Share Capital :	4122924133	66595810	0
Amount of Paid-up Share Capital :	4122924133	66595810	0



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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	16/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002987147A

Transaction No.	Company Registration No.	Company Name
C080343944	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002987147A

Date/Time : 16/09/2008 12:16

Print Back

Transaction No : C080343944

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,516.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	16/09/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520678898**	**66595810**	**0**
Amount of Issued Share Capital :	**4122953593**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4122953593**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	16/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002987156A

Transaction No.	Company Registration No.	Company Name
C080343955	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002987156A

Date/Time : 16/09/2008 12:19

Transaction No : C080343955

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,506.00

This is a computer-generated receipt. No signature is required.

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DBS

September 11, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,663,898	4,122,739,933.00	Before Exercise:	14,711,012
						Add New Option(s)	0
			Add Exercise:	3,000	31,200.00	Less Exercise:	3,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,666,898	4,122,771,133.00	After Exercise:	14,708,012

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 11 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Cheok Eu Ming Jennifer	10/09/2008	3,000	10.4000	31,200.0000	00032169	31,200.00	2003Feb
		Total	**3,000**	**Total**	**31,200.0000**	**Total**	**31,200.00**	





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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS

☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	11/09/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520666898**	**66595810**	**0**
Amount of Issued Share Capital :	**4122771133**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4122771133**	**66595810**	**0**


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	11/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002981977A

Transaction No.	Company Registration No.	Company Name
C080338385	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002981977A

Date/Time : 11/09/2008 09:58

Transaction No : C080338385

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,576.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS


SEC Mail Processing
Section

September 9, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **445** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,663,453	4,122,733,378.15	Before Exercise:	14,671,457
						Add New Option(s)	0
			Add Exercise:	445	6,554.85	Less Exercise:	445
						Less Lapsed Option(s)	0
			After Exercise:	1,520,663,898	4,122,739,933.00	After Exercise:	14,711,012

*** Outstanding balance After Exercise adjusted to include 40,000 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 09 September 2008

Enclosure:

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Excelsa A Glinoga	08/09/2008	445	14.7300	6,554.8500	00035873	6,554.85	2004Mar
		Total	**445**	**Total**	**6,554.8500**	**Total**	**6,554.85**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	445		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	09/09/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520663898	66595810	0
Amount of Issued Share Capital :	4122739933	66595810	0
Amount of Paid-up Share Capital :	4122739933	66595810	0





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	09/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.







EP Ref No :

Receipt No. : ACR0000002978988A

Transaction No.	Company Registration No.	Company Name
C080335251	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002978988A

Date/Time : 09/09/2008 10:47

Transaction No : C080335251

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,596.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



September 5, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **17,240** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,646,213	4,122,502,964.95	Before Exercise:	14,688,697
						Add New Option(s)	0
			Add Exercise:	17,240	230,413.20	Less Exercise:	17,240
						Less Lapsed Option(s)	0
			After Exercise:	1,520,663,453	4,122,733,378.15	After Exercise:	14,671,457

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 05 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Yuk King	04/09/2008	4,800	10.4000	49,920.0000	00027458	49,920.00	2003Feb
2	Chan Yuk King	04/09/2008	1,200	12.2700	14,724.0000	00027458	14,724.00	2002Aug
3	Chan Yuk King	04/09/2008	10,640	14.7300	156,727.2000	00027458	156,727.20	2004Mar
4	Tan Chek Soon	04/09/2008	600	15.0700	9,042.0000	00028167	9,042.00	2005Mar
		Total	**17,240**	**Total**	**230,413.2000**	**Total**	**230,413.20**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	05/09/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520647413**	**66595810**	**0**
Amount of Issued Share Capital :	**4122517688.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4122517688.95**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	05/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002975794A

Transaction No.	Company Registration No.	Company Name
C080331798	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002975794A

Date/Time : 05/09/2008 10:20

Transaction No : C080331798

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 656.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	05/09/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520652213	66595810	0
Amount of Issued Share Capital :	4122567608.95	66595810	0
Amount of Paid-up Share Capital :	4122567608.95	66595810	0


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	05/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


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EP Ref No :

Receipt No. : ACR0000002975806A

Transaction No.	Company Registration No.	Company Name
C080331808	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002975806A

Date/Time : 05/09/2008 10:25

Transaction No : C080331808

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 646.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10640		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	05/09/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520662853**	**66595810**	**0**
Amount of Issued Share Capital :	**4122724336.15**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4122724336.15**	**66595810**	**0**


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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	05/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.







EP Ref No :

Receipt No. : ACR0000002975820A

Transaction No.	Company Registration No.	Company Name
C080331815	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002975820A

Date/Time : 05/09/2008 10:28

Print Back

Transaction No : C080331815

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 636.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	05/09/2008		

Save | Delete | Reset | Back



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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520663453**	**66595810**	**0**
Amount of Issued Share Capital :	**4122733378.15**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4122733378.15**	**66595810**	**0**



PAYMENTS



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	05/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), N eNets Debit and ACRA Deposit Service.


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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002975831A

Transaction No.	Company Registration No.	Company Name
C080331826	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002975831A

Date/Time : 05/09/2008 10:33

Transaction No : C080331826

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 626.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



September 4, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,646,113	4,122,501,457.95	Before Exercise:	14,749,897
						Add New Option(s)	0
			Add Exercise:	100	1,507.00	Less Exercise:	100
						Less Lapsed Option(s)	61,100
			After Exercise:	1,520,646,213	4,122,502,964.95	After Exercise:	14,688,697

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 04 September 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Wong Mui Yin Eliza	03/09/2008	100	15.0700	1,507.0000	00029108	1,507.00	2005Mar
		Total	**100**	**Total**	**1,507.0000**	**Total**	**1,507.00**	



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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	04/09/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520646213**	**66595810**	**0**
Amount of Issued Share Capital :	**4122502964.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4122502964.95**	**66595810**	**0**



HOME



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	04/09/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002975039A

Transaction No.	Company Registration No.	Company Name
C080331011	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002975039A

Date/Time : 04/09/2008 15:22

Transaction No : C080331011

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Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 671.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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August 29, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,644,113	4,122,471,997.95	Before Exercise:	14,751,897
						Add New Option(s)	0
			Add Exercise:	2,000	29,460.00	Less Exercise:	2,000
						Less Lapsed Option(s)	0
			After Exercise:	1,520,646,113	4,122,501,457.95	After Exercise:	14,749,897

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 29 August 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Wee Aik Huat Vincent	28/08/2008	2,000	14.7300	29,460.0000	00026658	29,460.00	2002Mar
		Total	**2,000**	**Total**	**29,460.0000**	**Total**	**29,460.00**	



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 29/08/2008

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520646113**	**66595810**	**0**
Amount of Issued Share Capital :	**4122501457.95**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4122501457.95**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	29/08/2008

Contact Details(Please provide us with your contact number and/or email addr enable us contact you for any transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

Submit Cancel

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EP Ref No :

Receipt No. : ACR0000002967563A

Transaction No.	Company Registration No.	Company Name
C080322688	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002967563A

Date/Time : 29/08/2008 10:07

Print Back

Transaction No : C080322688

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 741.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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June 4, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **59,500** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,025,198	4,113,717,512.63	Before Exercise:	15,429,412
						Add New Option(s)	0
			Add Exercise:	59,500	682,952.00	Less Exercise:	59,500
						Less Lapsed Option(s)	0
			After Exercise:	1,520,084,698	4,114,400,464.63	After Exercise:	15,369,912

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 04 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chai Wei Yang Adrian	03/06/2008	600	15.0700	9,042.0000	00031468	9,042.00	2005Mar
2	Chew Chee Keong	03/06/2008	2,000	17.7000	35,400.0000	00034330	35,400.00	2001Mar
3	Choi King Wai	03/06/2008	25,600	10.4000	266,240.0000	00032151	266,240.00	2003Feb
4	So Kwok Yu Andy	03/06/2008	6,300	10.4000	65,520.0000	00026807	65,520.00	2003Feb
5	So Kwok Yu Andy	03/06/2008	25,000	12.2700	306,750.0000	00026807	306,750.00	2002Aug
		Total	**59,500**	**Total**	**682,952.0000**	**Total**	**682,952.00**	

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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	04/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520027198	66595810	0
Amount of Issued Share Capital :	4113752912.63	66595810	0
Amount of Paid-up Share Capital :	4113752912.63	66595810	0


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	04/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

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EP Ref No :

Receipt No. : ACR0000002844792A

Transaction No.	Company Registration No.	Company Name
C080183355	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002844792A

Date/Time : 04/06/2008 10:22

Transaction No : C080183355

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,496.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	04/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520052198**	**66595810**	**0**
Amount of Issued Share Capital :	**4114059662.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4114059662.63**	**66595810**	**0**


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	04/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002844806A

Transaction No.	Company Registration No.	Company Name
C080183372	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002844806A

Date/Time : 04/06/2008 10:30

Transaction No : C080183372

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,486.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	04/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520084098**	**66595810**	**0**
Amount of Issued Share Capital :	**4114391422.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4114391422.63**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	04/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002844826A

Transaction No.	Company Registration No.	Company Name
C080183390	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002844826A

Date/Time : 04/06/2008 10:35

Print Back

Transaction No : C080183390

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,476.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	04/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520084698**	**66595810**	**0**
Amount of Issued Share Capital :	**4114400464.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4114400464.63**	**66595810**	**0**


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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	04/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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PAYMENTS

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EP Ref No :

Receipt No. : ACR0000002844840A

Transaction No.	Company Registration No.	Company Name
C080183402	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002844840A

Date/Time : 04/06/2008 10:39

Transaction No : C080183402

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,466.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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June 3, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,900** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,023,298	4,113,689,525.63	Before Exercise:	15,431,312
						Add New Option(s)	0
			Add Exercise:	1,900	27,987.00	Less Exercise:	1,900
						Less Lapsed Option(s)	0
			After Exercise:	1,520,025,198	4,113,717,512.63	After Exercise:	15,429,412

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 03 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chai Wei Yang Adrian	02/06/2008	900	14.7300	13,257.0000	00031468	13,257.00	2004Mar
2	Lim King Seng	02/06/2008	1,000	14.7300	14,730.0000	00030908	14,730.00	2004Mar
		Total	**1,900**	**Total**	**27,987.0000**	**Total**	**27,987.00**	




LOCAL COMPANY TRANSACTIONS
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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 1900

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 03/06/2008

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520025198**	**66595810**	**0**
Amount of Issued Share Capital :	**4113717512.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4113717512.63**	**66595810**	**0**



PAYMENTS



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	03/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002843256A

Transaction No.	Company Registration No.	Company Name
C080181754	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002843256A

Date/Time : 03/06/2008 10:58

Transaction No : C080181754

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,526.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



June 2, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,980** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,017,318	4,113,600,699.03	Before Exercise:	15,437,292
						Add New Option(s)	0
			Add Exercise:	5,980	88,826.60	Less Exercise:	5,980
						Less Lapsed Option(s)	0
			After Exercise:	1,520,023,298	4,113,689,525.63	After Exercise:	15,431,312

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 02 June 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Philip Fernandez	30/05/2008	1,300	15.0700	19,591.0000	00028704	19,591.00	2005Mar
2	Ting Teck Pei	30/05/2008	880	15.0700	13,261.6000	00027482	13,261.60	2005Mar
3	Yeung Sau Hung Alex	30/05/2008	3,800	14.7300	55,974.0000	00026690	55,974.00	2004Mar
		Total	**5,980**	**Total**	**88,826.6000**	**Total**	**88,826.60**	


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	02/06/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520021118	66595810	0
Amount of Issued Share Capital :	4113656673.03	66595810	0
Amount of Paid-up Share Capital :	4113656673.03	66595810	0



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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	02/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002841685A

Transaction No.	Company Registration No.	Company Name
C080179933	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002841685A

Date/Time : 02/06/2008 11:28

Transaction No : C080179933

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,546.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2180		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	02/06/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520023298	66595810	0
Amount of Issued Share Capital :	4113689525.63	66595810	0
Amount of Paid-up Share Capital :	4113689525.63	66595810	0



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	02/06/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002841709A

Transaction No.	Company Registration No.	Company Name
C080179963	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002841709A

Date/Time : 02/06/2008 11:36

Transaction No : C080179963

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,536.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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May 30, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,800** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,520,015,518	4,113,578,243.03	Before Exercise:	15,454,092
						Add New Option(s)	0
			Add Exercise:	1,800	22,456.00	Less Exercise:	1,800
						Less Lapsed Option(s)	15,000
			After Exercise:	1,520,017,318	4,113,600,699.03	After Exercise:	15,437,292

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 30 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lee Teng Whatt	29/05/2008	1,000	10.4000	10,400.0000	00031930	10,400.00	2003Feb
2	Lo Kok Ming Andrew	29/05/2008	800	15.0700	12,056.0000	00025742	12,056.00	2005Mar
		Total	**1,800**	**Total**	**22,456.0000**	**Total**	**22,456.00**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	30/05/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1520016518	66595810	0
Amount of Issued Share Capital :	4113588643.03	66595810	0
Amount of Paid-up Share Capital :	4113588643.03	66595810	0


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If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	30/05/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

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EP Ref No :

Receipt No. : ACR0000002839827A

Transaction No.	Company Registration No.	Company Name
C080177725	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002839827A

Date/Time : 30/05/2008 14:13

Transaction No : C080177725

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,581.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	30/05/2008		

Save | Delete | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520017318**	**66595810**	**0**
Amount of Issued Share Capital :	**4113600699.03**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4113600699.03**	**66595810**	**0**


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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if screen hangs, please check the status of your transaction and your payment fr "Enquiry On Transaction Lodgement" service available on the BizFile Homepag

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Bankin
Deposit Service Account No :	030429
Payment Date :	30/05/2008
Contact No. : *	68786141
Email Address : *	FLORENCETAN@DBS.COM

Submit Cancel

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PAYMENTS

EP Ref No :

Receipt No. : ACR0000002839836A

Transaction No.	Company Registration No.	Company Name
C080177736	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

PAYMENT ACKNOWLEDGEMENT

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002839836A

Date/Time : 30/05/2008 14:16

Transaction No : C080177736

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,571.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



May 29, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **44,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,971,118	4,112,928,313.03	Before Exercise:	15,498,492
						Add New Option(s)	0
			Add Exercise:	44,400	649,930.00	Less Exercise:	44,400
						Less Lapsed Option(s)	0
			After Exercise:	1,520,015,518	4,113,578,243.03	After Exercise:	15,454,092

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 29 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Sandeep Singh Gill	28/05/2008	15,200	14.7300	223,896.0000	00031708	223,896.00	2004Mar
2	Sandeep Singh Gill	28/05/2008	26,200	15.0700	394,834.0000	00031708	394,834.00	2005Mar
3	Wong Kin Shing	28/05/2008	3,000	10.4000	31,200.0000	00027250	31,200.00	2003Feb
		Total	**44,400**	**Total**	**649,930.0000**	**Total**	**649,930.00**	




LOCAL COMPANY TRANSACTIONS
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	29/05/2008		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519974118**	**66595810**	**0**
Amount of Issued Share Capital :	**4112959513.03**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4112959513.03**	**66595810**	**0**





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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002838041A

Transaction No.	Company Registration No.	Company Name
C080175683	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002838041A

Date/Time : 29/05/2008 11:13

Transaction No : C080175683

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,671.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	29/05/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519989318**	**66595810**	**0**
Amount of Issued Share Capital :	**4113183409.03**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4113183409.03**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002838071A

Transaction No.	Company Registration No.	Company Name
C080175706	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002838071A

Date/Time : 29/05/2008 11:23

Transaction No : C080175706

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,661.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	29/05/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1520015518**	**66595810**	**0**
Amount of Issued Share Capital :	**4113578243.03**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4113578243.03**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002838083A

Transaction No.	Company Registration No.	Company Name
C080175720	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002838083A

Date/Time : 29/05/2008 11:29

Print Back

Transaction No : C080175720

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,651.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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May 28, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **520** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,970,598	4,112,920,476.63	Before Exercise:	15,499,012
						Add New Option(s)	0
			Add Exercise:	520	7,836.40	Less Exercise:	520
						Less Lapsed Option(s)	0
			After Exercise:	1,519,971,118	4,112,928,313.03	After Exercise:	15,498,492

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 28 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chang Tai Wai David	27/05/2008	520	15.0700	7,836.4000	00032342	7,836.40	2005Mar
		Total	**520**	**Total**	**7,836.4000**	**Total**	**7,836.40**	





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	520		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	28/05/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519971118**	**66595810**	**0**
Amount of Issued Share Capital :	**4112928313.03**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4112928313.03**	**66595810**	**0**


biz FILE

PAYMENTS 

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/05/2008

Submit | Cancel

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002836525A

Transaction No.	Company Registration No.	Company Name
C080173903	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002836525A
Transaction No	: C080173903
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 28/05/2008 12:13

Print Back

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,681.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



May 27, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **108,990** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,861,608	4,111,124,853.53	Before Exercise:	15,608,002
						Add New Option(s)	0
			Add Exercise:	108,990	1,795,623.10	Less Exercise:	108,990
						Less Lapsed Option(s)	0
			After Exercise:	1,519,970,598	4,112,920,476.63	After Exercise:	15,499,012

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 27 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Tak Kin	26/05/2008	60,000	17.7000	1,062,000.0000	00031450	1,062,000.00	2001Mar
2	Chan Tak Kin	26/05/2008	7,800	15.0700	117,546.0000	00031450	117,546.00	2005Mar
3	Chua Bee Choo	26/05/2008	32,300	14.7300	475,779.0000	00030643	475,779.00	2004Mar
4	Lau Shiang Yuen Eileen	26/05/2008	2,000	17.7000	35,400.0000	00030684	35,400.00	2001Mar
5	Lau Shiang Yuen Eileen	26/05/2008	1,000	15.0700	15,070.0000	00030684	15,070.00	2005Mar
6	Luk Sheung Yin Kenneth	26/05/2008	2,280	14.7300	33,584.4000	00033803	33,584.40	2004Mar
7	Luk Sheung Yin Kenneth	26/05/2008	1,610	15.0700	24,262.7000	00033803	24,262.70	2005Mar
8	Wan Chi Wing	26/05/2008	1,300	15.0700	19,591.0000	00035147	19,591.00	2005Mar
9	Wan Chi Wing	26/05/2008	700	17.7000	12,390.0000	00035147	12,390.00	2001Mar
		Total	**108,990**	**Total**	**1,795,623.1000**	**Total**	**1,795,623.10**	



Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1519924308	66595810	0
Amount of Issued Share Capital :	4112234643.53	66595810	0
Amount of Paid-up Share Capital :	4112234643.53	66595810	0



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Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	62700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	27/05/2008		

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002835064A

Transaction No.	Company Registration No.	Company Name
C080172344	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002835064A

Date/Time : 27/05/2008 14:53

Transaction No : C080172344

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,726.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34580		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	27/05/2008		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519958888**	**66595810**	**0**
Amount of Issued Share Capital :	**4112744006.93**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4112744006.93**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002835095A

Transaction No.	Company Registration No.	Company Name
C080172374	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002835095A	Date/Time : 27/05/2008 15:01
Transaction No	: C080172374	Print Back
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,716.00

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11710		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	27/05/2008		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519970598**	**66595810**	**0**
Amount of Issued Share Capital :	**4112920476.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4112920476.63**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002835107A

Transaction No.	Company Registration No.	Company Name
C080172387	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002835107A

Date/Time : 27/05/2008 15:06

Transaction No : C080172387

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,706.00

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26 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Secretariat
(65) 6878 5912

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **14,370** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,847,238	4,110,892,927.43	Before Exercise:	15,622,372
						Add New Option(s)	0
			Add Exercise:	14,370	231,926.10	Less Exercise:	14,370
						Less Lapsed Option(s)	0
			After Exercise:	1,519,861,608	4,111,124,853.53	After Exercise:	15,608,002

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 26 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chen Kee Chong Joseph	23/05/2008	2,500	17.7000	44,250.0000	00028068	44,250.00	2001Mar
2	Lai Lai Han	23/05/2008	2,200	17.7000	38,940.0000	00027391	38,940.00	2001Mar
3	Lau Jeng Seng David	23/05/2008	2,000	17.7000	35,400.0000	00031302	35,400.00	2001Mar
4	Ng Hui Boon	23/05/2008	320	14.7300	4,713.6000	00032201	4,713.60	2004Mar
5	Ng Hui Boon	23/05/2008	1,050	15.0700	15,823.5000	00032201	15,823.50	2005Mar
6	Tan Chee Keon	23/05/2008	3,000	14.7300	44,190.0000	00028993	44,190.00	2004Mar
7	Wong Kwai Fong	23/05/2008	3,300	14.7300	48,609.0000	00030346	48,609.00	2004Mar
		Total	**14,370**	**Total**	**231,926.1000**	**Total**	**231,926.10**	



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	26/05/2008		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519853938**	**66595810**	**0**
Amount of Issued Share Capital :	**4111011517.43**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4111011517.43**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002833163A

Transaction No.	Company Registration No.	Company Name
C080170204	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002833163A

Date/Time : 26/05/2008 11:36

Transaction No : C080170204

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,846.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY
If a director/ ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6620		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 26/05/2008

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519860558**	**66595810**	**0**
Amount of Issued Share Capital :	**4111109030.03**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4111109030.03**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/05/2008

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002833186A

Transaction No.	Company Registration No.	Company Name
C080170223	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002833186A

Transaction No : C080170223

Date/Time : 26/05/2008 11:41

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,836.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 710288723 / RICHARD DANIEL STANLEY
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL

secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1050		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 26/05/2008

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519861608**	**66595810**	**0**
Amount of Issued Share Capital :	**4111124853.53**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4111124853.53**	**66595810**	**0**



PAYMENTS

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/05/2008

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Statement of Transaction for Deposit Service Account

From 26/05/2008 To 26/05/2008

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	26/05/2008	**Balance Brought Forward**				**1,856.00**
1	26/05/2008 11:36:38	S80242190J	Lodgment Of Return Of Allotment Of Share / 199901152M C080170204	ACR0000002833163A	10.00	0.00
2	26/05/2008 11:41:55	S80242190J	Lodgment Of Return Of Allotment Of Share / 199901152M C080170223	ACR0000002833186A	10.00	0.00
3	26/05/2008 11:47:55	S80242190J	Lodgment Of Return Of Allotment Of Share / 199901152M C080170241	ACR0000002833202A	10.00	0.00
Total					**30.00**	**0.00**
Balance Carried Down						**1,826.00**

For any queries on your account, please click here to submit your query.

Ok



21 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **18,680** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,828,558	4,110,616,601.43	Before Exercise:	15,641,052
						Add New Option(s)	0
			Add Exercise:	18,680	276,326.00	Less Exercise:	18,680
						Less Lapsed Option(s)	0
			After Exercise:	1,519,847,238	4,110,892,927.43	After Exercise:	15,622,372

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 21 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Heng Kim Chwee	20/05/2008	2,000	14.7300	29,460.0000	00026740	29,460.00	2002Mar
2	Leung Pui Man Teresa	20/05/2008	5,000	14.7300	73,650.0000	00031211	73,650.00	2004Mar
3	Loy Hwee Ping Valerie	20/05/2008	3,040	14.7300	44,779.2000	00025478	44,779.20	2004Mar
4	Loy Hwee Ping Valerie	20/05/2008	840	15.0700	12,658.8000	00025478	12,658.80	2005Mar
5	Tan Peck Sim	20/05/2008	5,200	14.7300	76,596.0000	00030999	76,596.00	2004Mar
6	Tan Peck Sim	20/05/2008	2,600	15.0700	39,182.0000	00030999	39,182.00	2005Mar
		Total	**18,680**	**Total**	**276,326.0000**	**Total**	**276,326.00**	





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 710288723 / RICHARD DANIEL STANLEY
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S2549567E / WONG NGIT LIONG
- [ ] S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, YVONNE LEE SIEW WAN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	21/05/2008		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519830558**	**66595810**	**0**
Amount of Issued Share Capital :	**4110646061.43**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110646061.43**	**66595810**	**0**


bizFILE


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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/05/2008

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


bizFILE

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002827110A

Transaction No.	Company Registration No.	Company Name
C080163361	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002827110A

Date/Time : 21/05/2008 09:25

Print | Back

Transaction No : C080163361

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,876.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 710288723 / RICHARD DANIEL STANLEY
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S2549567E / WONG NGIT LIONG
- [ ] S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, YVONNE LEE SIEW WAN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13240		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	21/05/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519843798**	**66595810**	**0**
Amount of Issued Share Capital :	**4110841086.63**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110841086.63**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002827119A

Transaction No.	Company Registration No.	Company Name
C080163365	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002827119A

Date/Time : 21/05/2008 09:30

Transaction No : C080163365

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,866.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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2005


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 710288723 / RICHARD DANIEL STANLEY
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, YVONNE LEE SIEW WAN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3440		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	21/05/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1519847238	66595810	0
Amount of Issued Share Capital :	4110892927.43	66595810	0
Amount of Paid-up Share Capital :	4110892927.43	66595810	0


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	21/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002827126A

Transaction No.	Company Registration No.	Company Name
C080163376	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002827126A

Date/Time : 21/05/2008 09:35

Transaction No : C080163376

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,856.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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20 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Secretariat
(65) 6878 5912

Enc.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **28,468** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,800,090	4,110,205,734.67	Before Exercise:	15,669,920
						Add New Option(s)	0
			Add Exercise:	28,468	410,866.76	Less Exercise:	28,468
						Less Lapsed Option(s)	400
			After Exercise:	1,519,828,558	4,110,616,601.43	After Exercise:	15,641,052

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 20 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Wai Yee	16/05/2008	2,000	10.4000	20,800.0000	00035063	20,800.00	2003Feb
2	Koh Cheng Chua	16/05/2008	25,000	14.7300	368,250.0000	00026476	368,250.00	2002Mar
3	Low Kai Yu	16/05/2008	568	15.0700	8,559.7600	00030809	8,559.76	2005Mar
4	Wong Chin Wai	16/05/2008	900	14.7300	13,257.0000	00035105	13,257.00	2004Mar
		Total	**28,468**	**Total**	**410,866.7600**	**Total**	**410,866.76**	



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 20/05/2008

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519825090**	**66595810**	**0**
Amount of Issued Share Capital :	**4110573984.67**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110573984.67**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002826105A

Transaction No.	Company Registration No.	Company Name
C080162447	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002826105A

Date/Time : 20/05/2008 15:40

Transaction No : C080162447

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,926.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 20/05/2008

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519827090**	**66595810**	**0**
Amount of Issued Share Capital :	**4110594784.67**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110594784.67**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/05/2008

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002826117A

Transaction No.	Company Registration No.	Company Name
C080162459	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002826117A
Transaction No	: C080162459
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 20/05/2008 15:45

Print Back

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,916.00

This is a computer-generated receipt. No signature is required.



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :	☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 20/05/2008

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519827990**	**66595810**	**0**
Amount of Issued Share Capital :	**4110608041.67**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110608041.67**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002826139A

Transaction No.	Company Registration No.	Company Name
C080162475	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002826139A

Date/Time : 20/05/2008 15:51

Transaction No : C080162475

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,906.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 710288723 / RICHARD DANIEL STANLEY

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	568		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 20/05/2008

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519828558**	**66595810**	**0**
Amount of Issued Share Capital :	**4110616601.43**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110616601.43**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/05/2008

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PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002826169A

Transaction No.	Company Registration No.	Company Name
C080162508	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002826169A

Date/Time : 20/05/2008 16:01

Transaction No : C080162508

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,896.00

This is a computer-generated receipt. No signature is required.

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16 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
(65) 6878 8841

Enc.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,475** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,794,615	4,110,121,967.17	Before Exercise:	15,675,395
						Add New Option(s)	0
			Add Exercise:	5,475	83,767.50	Less Exercise:	5,475
						Less Lapsed Option(s)	0
			After Exercise:	1,519,800,090	4,110,205,734.67	After Exercise:	15,669,920

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 16 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Kwa Woei Kyet	15/05/2008	5,475	15.3000	83,767.5000	00026542	83,767.50	1999Jul
		Total	**5,475**	**Total**	**83,767.5000**	**Total**	**83,767.50**	





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S2549567E / WONG NGIT LIONG
- [ ] S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, YVONNE LEE SIEW WAN, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5475		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.30		
unpaid :	0		
Date of Allotment:	16/05/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1519800090	66595810	0
Amount of Issued Share Capital :	4110205734.67	66595810	0
Amount of Paid-up Share Capital :	4110205734.67	66595810	0




PAYMENTS

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	16/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002824468A

Transaction No.	Company Registration No.	Company Name
C080160553	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002824468A

Date/Time : 16/05/2008 10:37

Transaction No : C080160553

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,950.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT



15 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Secretariat
(65) 6878 5912

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **117,110** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,677,505	4,108,084,645.87	Before Exercise:	15,815,285
						Add New Option(s)	0
			Add Exercise:	117,110	2,037,321.30	Less Exercise:	117,110
						Less Lapsed Option(s)	22,780
			After Exercise:	1,519,794,615	4,110,121,967.17	After Exercise:	15,675,395

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 15 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chan Ka Yin	14/05/2008	4,500	17.7000	79,650.0000	00025791	79,650.00	2001Mar
2	Chen Kee Chong Joseph	14/05/2008	26,500	17.7000	469,050.0000	00028068	469,050.00	2001Mar
3	Chen Kee Chong Joseph	14/05/2008	41,000	17.7000	725,700.0000	00028068	725,700.00	2001Mar
4	Chung Chik Kau	14/05/2008	7,000	17.7000	123,900.0000	00028506	123,900.00	2001Mar
5	Chung Chik Kau	14/05/2008	600	15.0700	9,042.0000	00028506	9,042.00	2005Mar
6	Jennifer Lynn	14/05/2008	30,000	17.7000	531,000.0000	00026294	531,000.00	2001Mar
7	Jennifer Lynn	14/05/2008	3,000	14.7300	44,190.0000	00026294	44,190.00	2002Mar
8	Jennifer Lynn	14/05/2008	1,780	10.4000	18,512.0000	00026294	18,512.00	2003Feb
9	Jennifer Lynn	14/05/2008	570	14.7300	8,396.1000	00026294	8,396.10	2004Mar
10	Jennifer Lynn	14/05/2008	320	15.0700	4,822.4000	00026294	4,822.40	2005Mar
11	Kwok Wai Lit	14/05/2008	1,000	10.4000	10,400.0000	00035113	10,400.00	2003Feb
12	Poon Yiu Sun	14/05/2008	840	15.0700	12,658.8000	00032433	12,658.80	2005Mar
		Total	**117,110**	**Total**	**2,037,321.3000**	**Total**	**2,037,321.30**	





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY
If a director/ ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	109000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 15/05/2008

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519786505**	**66595810**	**0**
Amount of Issued Share Capital :	**4110013945.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110013945.87**	**66595810**	**0**


bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002822892A

Transaction No.	Company Registration No.	Company Name
C080158860	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002822892A

Date/Time : 15/05/2008 11:26

Transaction No : C080158860

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,010.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 710288723 / RICHARD DANIEL STANLEY
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL

secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	15/05/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519789505**	**66595810**	**0**
Amount of Issued Share Capital :	**4110058135.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110058135.87**	**66595810**	**0**


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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002822912A

Transaction No.	Company Registration No.	Company Name
C080158877	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002822912A

Date/Time : 15/05/2008 11:31

Transaction No : C080158877

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,000.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY
If a director/ ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2780		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 15/05/2008

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519792285**	**66595810**	**0**
Amount of Issued Share Capital :	**4110087047.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110087047.87**	**66595810**	**0**





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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/05/2008

Submit | Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002822973A

Transaction No.	Company Registration No.	Company Name
C080158932	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002822973A

Date/Time : 15/05/2008 11:46

Transaction No : C080158932

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,990.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY
If a director/ ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	570		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	15/05/2008		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519792855**	**66595810**	**0**
Amount of Issued Share Capital :	**4110095443.97**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110095443.97**	**66595810**	**0**


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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/05/2008

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Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002822996A

Transaction No.	Company Registration No.	Company Name
C080158959	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002822996A

Date/Time : 15/05/2008 11:54

Transaction No : C080158959

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,980.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.


bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 710288723 / RICHARD DANIEL STANLEY
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SZE YING, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 1760 /

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07 /

unpaid : 0 /

Date of Allotment: 15/05/2008 /

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519794615**	**66595810**	**0**
Amount of Issued Share Capital :	**4110121967.17**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4110121967.17**	**66595810**	**0**


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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	15/05/2008

Submit Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.


bizFILE
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PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002823140A

Transaction No.	Company Registration No.	Company Name
C080159132	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002823140A

Date/Time : 15/05/2008 13:04

Transaction No : C080159132

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,970.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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15 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
(65) 6878 8841

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **30,800** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,646,705	4,107,622,551.87	Before Exercise:	15,846,085
						Add New Option(s)	0
			Add Exercise:	30,800	462,094.00	Less Exercise:	30,800
						Less Lapsed Option(s)	0
			After Exercise:	1,519,677,505	4,108,084,645.87	After Exercise:	15,815,285

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 14 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chia Wen Lin	13/05/2008	7,000	14.7300	103,110.0000	00026849	103,110.00	2002Mar
2	Foo Shing Meng Wesley	13/05/2008	4,300	15.0700	64,801.0000	00031658	64,801.00	2005Mar
3	Lim Hai Yian	13/05/2008	3,000	14.7300	44,190.0000	00027664	44,190.00	2002Mar
4	Lim King Hwee	13/05/2008	900	15.0700	13,563.0000	00027524	13,563.00	2005Mar
5	Lim King Hwee	13/05/2008	100	14.7300	1,473.0000	00027524	1,473.00	2004Mar
6	Lim King Hwee	13/05/2008	1,000	17.7000	17,700.0000	00027524	17,700.00	2001Mar
7	Low Ee Lang	13/05/2008	3,700	14.7300	54,501.0000	00028043	54,501.00	2004Mar
8	Low Ee Lang	13/05/2008	1,400	15.0700	21,098.0000	00028043	21,098.00	2005Mar
9	Soh Chuen Kong Peter	13/05/2008	7,000	15.0700	105,490.0000	00032649	105,490.00	2005Mar
10	Tan Chee Keon	13/05/2008	1,500	15.0700	22,605.0000	00028993	22,605.00	2005Mar
11	Tye Moo Yin	13/05/2008	900	15.0700	13,563.0000	00026799	13,563.00	2005Mar
		Total	**30,800**	**Total**	**462,094.0000**	**Total**	**462,094.00**	


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 710288723 / RICHARD DANIEL STANLEY
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

- S0820599Z / ANG KONG HUA
- S1462421Z / PETER ONG BOON KWEE
- S2549567E / WONG NGIT LIONG
- S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, YVONNE LEE SIEW WAN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	14/05/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519647705**	**66595810**	**0**
Amount of Issued Share Capital :	**4107640251.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4107640251.87**	**66595810**	**0**



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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002821754A

Transaction No.	Company Registration No.	Company Name
C080157723	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002821754A

Date/Time : 14/05/2008 15:43

Transaction No : C080157723

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,050.00

This is a computer-generated receipt. No signature is required.

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2002



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 710288723 / RICHARD DANIEL STANLEY
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S2549567E / WONG NGIT LIONG
- [ ] S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, YVONNE LEE SIEW WAN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	14/05/2008		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519657705**	**66595810**	**0**
Amount of Issued Share Capital :	**4107787551.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4107787551.87**	**66595810**	**0**








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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002821943A

Transaction No.	Company Registration No.	Company Name
C080157879	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002821943A

Date/Time : 14/05/2008 16:29

Transaction No : C080157879

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,040.00

This is a computer-generated receipt. No signature is required.

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2004



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, YVONNE LEE SIEW WAN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	14/05/2008		

Save | Delete | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519661505**	**66595810**	**0**
Amount of Issued Share Capital :	**4107843525.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4107843525.87**	**66595810**	**0**



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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/05/2008

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002822226A

Date/Time : 14/05/2008 17:48

Transaction No : C080158147

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,030.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002822226A

Transaction No.	Company Registration No.	Company Name
C080158147	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

2005





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 710288723 / RICHARD DANIEL STANLEY
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, YVONNE LEE SIEW WAN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	14/05/2008		

Save | Delete | Reset | Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519677505**	**66595810**	**0**
Amount of Issued Share Capital :	**4108084645.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4108084645.87**	**66595810**	**0**





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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	14/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002822239A

Transaction No.	Company Registration No.	Company Name
C080158159	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002822239A

Date/Time : 14/05/2008 17:53

Transaction No : C080158159

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,020.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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SEC Mail Processing
Section
AUG 13 2008
Washington, DC
110


DBS

May 13, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **30,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,616,305	4,107,114,407.87	Before Exercise:	15,876,485
						Add New Option(s)	0
			Add Exercise:	30,400	508,144.00	Less Exercise:	30,400
						Less Lapsed Option(s)	0
			After Exercise:	1,519,646,705	4,107,622,551.87	After Exercise:	15,846,085

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 13 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chen Kee Chong Joseph	12/05/2008	20,000	17.7000	354,000.0000	00028068	354,000.00	2001Mar
2	Khoo Siew Ping	12/05/2008	2,600	14.7300	38,298.0000	00030973	38,298.00	2004Mar
3	Khoo Siew Ping	12/05/2008	1,100	15.0700	16,577.0000	00030973	16,577.00	2005Mar
4	Lim Hai Yian	12/05/2008	1,700	15.0700	25,619.0000	00027664	25,619.00	2005Mar
5	Low Ee Lang	12/05/2008	3,000	14.7300	44,190.0000	00028043	44,190.00	2002Mar
6	Low Ee Lang	12/05/2008	2,000	14.7300	29,460.0000	00028043	29,460.00	2004Mar
		Total	**30,400**	**Total**	**508,144.0000**	**Total**	**508,144.00**	



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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	13/05/2008		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519636305**	**66595810**	**0**
Amount of Issued Share Capital :	**4107468407.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4107468407.87**	**66595810**	**0**





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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/05/2008

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EP Ref No :

Receipt No. : ACR0000002819798A

Transaction No.	Company Registration No.	Company Name
C080155536	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002819798A

Date/Time : 13/05/2008 14:13

Transaction No : C080155536

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,090.00

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	13/05/2008		

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519639305**	**66595810**	**0**
Amount of Issued Share Capital :	**4107512597.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4107512597.87**	**66595810**	**0**



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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/05/2008

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EP Ref No :

Receipt No. : ACR0000002819805A

Transaction No.	Company Registration No.	Company Name
C080155546	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

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Receipt No : ACR0000002819805A

Date/Time : 13/05/2008 14:17

Transaction No : C080155546

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,080.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	13/05/2008		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519643905**	**66595810**	**0**
Amount of Issued Share Capital :	**4107580355.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4107580355.87**	**66595810**	**0**


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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/05/2008

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EP Ref No :

Receipt No. : ACR0000002819810A

Transaction No.	Company Registration No.	Company Name
C080155554	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002819810A

Date/Time : 13/05/2008 14:20

Transaction No : C080155554

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,070.00

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2800

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 13/05/2008

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519646705**	**66595810**	**0**
Amount of Issued Share Capital :	**4107622551.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4107622551.87**	**66595810**	**0**





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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002819821A

Transaction No.	Company Registration No.	Company Name
C080155561	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002819821A

Date/Time : 13/05/2008 14:25

Transaction No : C080155561

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

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EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,060.00

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May 12, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,500** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,519,612,805	4,107,062,342.87	Before Exercise:	15,879,985
						Add New Option(s)	0
			Add Exercise:	3,500	52,065.00	Less Exercise:	3,500
						Less Lapsed Option(s)	0
			After Exercise:	1,519,616,305	4,107,114,407.87	After Exercise:	15,876,485

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 12 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Low Ee Lang	09/05/2008	2,000	14.7300	29,460.0000	00028043	29,460.00	2002Mar
2	Ng Lip Chi Lawrence	09/05/2008	1,500	15.0700	22,605.0000	00026583	22,605.00	2005Mar
		Total	**3,500**	**Total**	**52,065.0000**	**Total**	**52,065.00**	



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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 2000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 12/05/2008

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519614805**	**66595810**	**0**
Amount of Issued Share Capital :	**4107091802.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4107091802.87**	**66595810**	**0**


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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/05/2008

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PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002818450A

Transaction No.	Company Registration No.	Company Name
C080154046	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002818450A

Date/Time : 12/05/2008 16:17

Transaction No : C080154046

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (◉) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 710288723 / RICHARD DANIEL STANLEY ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	12/05/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1519616305**	**66595810**	**0**
Amount of Issued Share Capital :	**4107114407.87**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4107114407.87**	**66595810**	**0**


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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/05/2008

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002818843A

Transaction No.	Company Registration No.	Company Name
C080154436	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002818843A

Date/Time : 12/05/2008 18:05

Transaction No : C080154436

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,100.00

This is a computer-generated receipt. No signature is required.

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7 May 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **36,938** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Total number of issued shares excluding treasury shares			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	2,281,440,687	8,248,396,679.38	Before Exercise:	14,382,492
						Add New Option(s)	0
			Add Exercise:	36,938	326,531.92	Less Exercise:	36,938
						Less Lapsed Option (s)	14,539,131
			After Exercise:	2,281,477,625	8,248,723,211.30	After Exercise:	16,716,698

*** Outstanding balance After Exercise adjusted to include 16,910,275 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 07 May 2009

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Kwok Yu Lut William	06/05/2009	28,938	8.8400	255,811.9200	00033183	255,811.92	A2003Feb
2	Tan Kok Soon	06/05/2009	8,000	8.8400	70,720.0000	00030163	70,720.00	A2003Feb
		Total	**36,938**	**Total**	**326,531.9200**	**Total**	**326,531.92**	


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Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

Fields marked * must be completed.

Company Information

Registration No. : * 199901152m

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Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes

2.1 Resolution 2.2 Share Capital Details

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act

Have the directors obtained the approval of the company in general meeting to issue shares ? *	(●) Yes ( ) No
Are the shares of the company listed on the stock/securities exchange ? *	(●) Yes ( ) No

Declaration

I, TAN SIEW LEI FLORENCE, Professional body/service bureau, declare the information which ha herein to be true to the best of my knowledge.

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Term:

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes **3. Review Changes**

2.1 Resolution **2.2 Share Capital Details**

2.2.1 Share Capital 2.2.2Allotment of Shares 2.2.3 Group Shares Infor

Fields marked * must be completed.

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Capital Information

Currency : *	SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares

Shares Payable :	(•) In cash	( ) For consideration otherwise than in cash
Class of Shares :	Ordinary	Preference
Number of Shares :	36938	
Price per Share :	8.84	
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	326531.92	
Amount of Paid Up Share Capital :	326531.92	
Date of Allotment : *	07/05/2009 (dd/mm/yyyy)	

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Singapore Gov
Integrity • Service •

CONTACT INFO FEEDBACK

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Terms

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Paym**

Company Information

Registration No. :	199901152M
Company Name :	DBS GROUP HOLDINGS LTD

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than

Class of Shares :	***Ordinary***	***Preference***	***Oth***
Number of Shares :	36,938	0	0
Price per Share :	8.84	0.00	0.0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	326,531.92	0.00	0.0
Amount of Paid Up Share Capital :	326,531.92	0.00	0.0
Date of Allotment : *	07/05/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***
Number of Shares :	2,281,477,625	99,893,715
Amount of Issued Share Capital :	8,248,723,211.30	247,070,455.10

Amount of Paid Up Share Capital : 8,248,723,211.30 / 247,070,455.10

Declaration

I, **TAN SIEW LEI FLORENCE, Professional body/service bureau,** declare the information w herein to be true and to the best of my knowledge.

Dated on :07/05/2009


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Term

Return of Allotment of Shares

Payment Details

Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	07/05/2009

Payment Option

(◉) Deposit Account Service
030429

( ) Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us transaction-related matters.)*

Contact No. :	68786141
Email Address :	FLORENCETAN@DBS.COM

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Transaction Details

Transaction No. :	C090150843
Registration No. :	199901152M
Entity Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003231699A
Payment Date :	07/05/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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